BARRICK YEAR-END 2025	1
Exhibit 99.3
Management’s Responsibility for
Financial Statements
The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.
The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the
International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants.
Their report outlines the scope of their examination and opinion on the consolidated financial statements.
 /s/ Graham Shuttleworth
Graham Shuttleworth
Senior Executive Vice President
and Chief Financial Officer
February 4, 2026
Management’s Report on Internal Control
over Financial Reporting
Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.
Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31,
2025. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of
Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at
December 31, 2025.
The effectiveness of the Company’s internal control over financial reporting as at December 31, 2025 has been audited by
PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report which is located on pages 2 - 5 of
Barrick’s 2025 Annual Financial Statements.
PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J oB2
T: +1 416 863 1133, F: +1 416 365 8215, Fax to mail: ca_toronto_18_york_fax@pwc.com
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Barrick Mining Corporation
Opinions on the Financial Statements and Internal Control over Financial
Reporting
We have audited the accompanying consolidated balance sheets of Barrick Mining Corporation
(formerly Barrick Gold Corporation) and its subsidiaries (the Company) as of December 31,
2025 and 2024, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flow for the years then ended, including the related notes
(collectively referred to as the consolidated financial statements). We also have audited the
Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and
its financial performance and its cash flows for the years then ended in conformity with IFRS
Accounting Standards as issued by the International Accounting Standards Board. Also in our
opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control ‒
Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying
Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and
are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange
Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting,  assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances.
We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Fair Value of the Investments in Somilo and Gounkoto Used as Purchase Consideration and
Fair Value of the Mining Interests Acquired as Part of the Acquisition of Loulo-Gounkoto
As described in Notes 3, 4, and 35 to the consolidated financial statements, the Company owns
80% of Société des Mines de Loulo SA (Somilo) and Société des Mines de Gounkoto (Gounkoto)
(together, Loulo-Gounkoto). The Company regained control of Loulo-Gounkoto on December
16, 2025. Management determined that this represented a business combination for no cash consideration and the acquisition price was equal to the fair value of the Company’s 80%
investment in the equity of Loulo-Gounkoto, which was $2.6 billion. Management also determined the fair value of the mining interests acquired, which represented a significant portion of the property, plant and equipment acquired of $3.1 billion. Management used discounted cash flow models to determine the fair values of the Company’s 80% investment in the equity of Loulo-Gounkoto and the mining interests based on the life of mine plans.
Management’s estimates of fair value were based on judgment and assumptions with respect to future metal prices, operating and capital costs, weighted average cost of capital and future production levels, including mineral reserves and resources and expected conversions of resources to reserves. Management’s estimates of future production levels, including mineral reserves and resources and expected conversions of resources to reserves were based on information compiled by management’s specialists.
The principal considerations for our determination that performing procedures relating to the fair value of the investments in Somilo and Gounkoto used as purchase consideration and fair value of the mining interests acquired as part of the acquisition of Loulo-Gounkoto is a critical audit matter are (i) the judgment by management, including the use of management’s specialists, in estimating the fair values of the investments in Loulo-Gounkoto and the mining interests acquired as part of the acquisition of Loulo-Gounkoto; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s assumptions with respect to future metal prices, operating and capital costs, weighted average cost of capital, and future production levels, including mineral reserves and resources and expected conversions of resources to reserves; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuations of the investments in Loulo-Gounkoto and the mining interests acquired as part of the acquisition of Loulo-Gounkoto, including controls over the assumptions used in management’s estimates of fair value. These procedures also included, among others, testing management’s process for determining the fair values of the investments in Loulo-Gounkoto and the mining interests acquired; evaluating the appropriateness of the methods and discounted cash flow models used;
testing the completeness and accuracy of underlying data used in the models; and evaluating the reasonableness of the assumptions used by management in the estimates of fair value.
Evaluating the reasonableness of the assumptions used by management in the estimates of fair value with respect to future metals prices and operating and capital costs involved (i) comparing future metal prices to external industry data; (ii) comparing operating and capital costs to recent actual operating and capital costs incurred and assessing whether these assumptions were consistent with evidence obtained in other areas of the audit, where appropriate; and (iii)
comparing certain operating costs to the Malian 2023 Mining Code. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of future production levels, including mineral reserves and resources and expected conversions of resources to reserves. As a basis for using this work, management’s specialists’ qualifications and objectivity were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of data used by management’s specialists and an evaluation of management’s specialists’ findings. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the methods and discounted cash flow models and the reasonableness of the weighted average cost of capital.
/s/PricewaterhouseCoopers LLP
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
February 4, 2026
We have served as the Company’s auditor since at least 1982. We have not been able to determine the
specific year we began serving as auditor of the Company.

BARRICK YEAR-END 2025	6	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements of Income

Barrick Mining Corporation (formerly Barrick Gold Corporation)
For the years ended December 31 (in millions of United States dollars, except per share data)	2025	2024
Revenue (notes 5 and 6)	$16,956	$12,922
Costs and expenses (income)
Cost of sales (notes 5 and 7)	8,265	7,961
General and administrative expenses (note 11)	222	115
Exploration, evaluation and project expenses (notes 5 and 8)	367	392
Impairment charges (reversals) (notes 10 and 21)	12	(457)
Loss on currency translation	3	39
Closed mine rehabilitation (note 27b)	8	59
Income from equity investees (note 16)	(444)	(241)
Other (income) expense (note 9)	(509)	214
Income before finance items and income taxes	9,032	4,840
Finance costs, net (note 14)	(227)	(232)
Income before income taxes	8,805	4,608
Income tax expense (note 12)	(1,651)	(1,520)
Net income	$7,154	$3,088
Attributable to:
Equity holders of Barrick Mining Corporation	$4,993	$2,144
Non-controlling interests (note 32)	$2,161	$944
Earnings per share data attributable to the equity holders of Barrick Mining Corporation (note 13)
Net income
Basic	$2.93	$1.22
Diluted	$2.93	$1.22
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2025	7	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements
of Comprehensive Income

Barrick Mining Corporation (formerly Barrick Gold Corporation)
For the years ended December 31 (in millions of United States dollars)	2025	2024
Net income	$7,154	$3,088
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $nil and $nil	(386)	1
Realized losses on derivatives designated as cash flow hedges, net of tax $nil and $nil	1	—
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on post-employment benefit obligations, net of tax $nil and $nil	6	(4)
Net change in value of equity investments, net of tax $(9) and $nil	73	12
Total other comprehensive (loss) income	(306)	9
Total comprehensive income	$6,848	$3,097
Attributable to:
Equity holders of Barrick Mining Corporation	$4,687	$2,153
Non-controlling interests	$2,161	$944
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2025	8	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements of Cash Flow

Barrick Mining Corporation (formerly Barrick Gold Corporation)
For the years ended December 31 (in millions of United States dollars)	2025	2024
OPERATING ACTIVITIES
Net income	$7,154	$3,088
Adjustments for the following items:
Depreciation	1,906	1,915
Finance costs, net (note 14)	227	232
Impairment charges (reversals) (notes 10 and 21)	12	(457)
Income tax expense (note 12)	1,651	1,520
Income from equity investees (note 16)	(444)	(241)
Loss on currency translation	3	39
Loulo-Gounkoto (notes 9 and 35)	625	—
Gain on sale of non-current assets (note 9)	(1,477)	(24)
Change in working capital (note 15)	(23)	(382)
Other operating activities (note 15)	(375)	(280)
Operating cash flows before interest and income taxes	9,259	5,410
Interest paid	(291)	(380)
Interest received	189	237
Income taxes paid[1]	(1,468)	(776)
Net cash provided by operating activities	7,689	4,491
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(3,821)	(3,174)
Sales proceeds	4	19
Divestitures (note 4)	2,162	—
Income taxes paid on divestitures	(175)	—
Investment sales	43	97
Funding of equity method investments (note 16)	(1)	(59)
Dividends received from equity method investments (note 16)	254	198
Shareholder loan repayments from equity method investments (note 16)	298	155
Net cash used in investing activities	(1,236)	(2,764)
FINANCING ACTIVITIES
Lease repayments	(12)	(14)
Debt repayments	(14)	—
Dividends (note 31)	(890)	(696)
Share buyback program (note 31)	(1,500)	(498)
Funding from non-controlling interests (note 32)	362	146
Disbursements to non-controlling interests (note 32)	(1,760)	(785)
Pueblo Viejo JV partner shareholder loan (note 29)	(9)	52
Net cash used in financing activities	(3,823)	(1,795)
Effect of exchange rate changes on cash and equivalents	2	(6)
Net increase (decrease) in cash and equivalents	2,632	(74)
Cash and equivalents at beginning of year (note 25a)	4,074	4,148
Cash and equivalents at end of year	$6,706	$4,074
1 Income taxes paid excludes $175 million (2024: $107 million) of income taxes payable that were settled against offsetting value added taxes
(“VAT”) receivables.
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2025	9	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Balance Sheets

Barrick Mining Corporation (formerly Barrick Gold Corporation)	As at December 31, 2025	As at December 31, 2024
(in millions of United States dollars)
ASSETS
Current assets
Cash and equivalents (note 25a)	$6,706	$4,074
Accounts receivable (note 18)	791	763
Inventories (note 17)	2,068	1,942
Other current assets (note 18)	652	853
Total current assets	10,217	7,632
Non-current assets
Non-current portion of inventory (note 17)	2,792	2,783
Equity in investees (note 16)	4,216	4,112
Property, plant and equipment (note 19)	29,354	28,559
Intangible assets (note 20a)	148	148
Goodwill (note 20b)	3,034	3,097
Deferred income tax assets (note 30)	43	—
Other assets (note 22)	1,773	1,295
Total assets	$51,577	$47,626
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (note 23)	$1,859	$1,613
Debt (note 25b)	56	24
Current income tax liabilities	866	545
Other current liabilities (note 24)	716	460
Total current liabilities	3,497	2,642
Non-current liabilities
Debt (note 25b)	4,647	4,705
Provisions (note 27)	1,846	1,962
Deferred income tax liabilities (note 30)	3,984	3,887
Other liabilities (note 29)	1,687	1,174
Total liabilities	15,661	14,370
Equity
Capital stock (note 31)	26,834	27,661
Deficit	(1,170)	(5,269)
Accumulated other comprehensive income (loss)	(273)	33
Other	1,166	1,865
Total equity attributable to Barrick Mining Corporation shareholders	26,557	24,290
Non-controlling interests (note 32)	9,359	8,966
Total equity	35,916	33,256
Contingencies and commitments (notes 2, 17, 19 and 36)
Total liabilities and equity	$51,577	$47,626
The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

/s/ John L. Thornton	/s/ Loreto Silva

John L. Thornton, Chairman	Loreto Silva, Director

BARRICK YEAR-END 2025	10	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements of Changes in Equity

Barrick Mining Corporation (formerly Barrick Gold Corporation)		Attributable to equity holders of the Company
(in millions of United States dollars)	Common shares (in thousands)	Capital stock	Deficit	Accumulated other comprehensive (loss) income[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At January 1, 2025	1,727,100	$27,661	($5,269)	$33	$1,865	$24,290	$8,966	$33,256
Net income	—	—	4,993	—	—	4,993	2,161	7,154
Total other comprehensive loss	—	—	—	(306)	—	(306)	—	(306)
Total comprehensive income (loss)	—	$—	$4,993	($306)	$—	$4,687	$2,161	$6,848
Transactions with owners
Dividends (note 31)	—	—	(890)	—	—	(890)	—	(890)
Divestment of Tongon (notes 4 and 32)	—	—	—	—	—	—	(19)	(19)
Loulo-Gounkoto loss of control (notes 32 and 35)	—	—	—	—	—	—	(686)	(686)
Loulo-Gounkoto acquisition (notes 4, 32, 35 and 36)	—	—	—	—	—	—	404	404
Funding from non-controlling interests (note 32)	—	—	—	—	—	—	362	362
Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(1,829)	(1,829)
Dividend reinvestment plan (note 31)	163	4	(4)	—	—	—	—	—
Share buyback program (note 31)	(51,903)	(831)	—	—	(699)	(1,530)	—	(1,530)
Total transactions with owners	(51,740)	($827)	($894)	$—	($699)	($2,420)	($1,768)	($4,188)
At December 31, 2025	1,675,360	$26,834	($1,170)	($273)	$1,166	$26,557	$9,359	$35,916

At January 1, 2024	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002
Net income	—	—	2,144	—	—	2,144	944	3,088
Total other comprehensive income	—	—	—	9	—	9	—	9
Total comprehensive income	—	$—	$2,144	$9	$—	$2,153	$944	$3,097
Transactions with owners
Dividends (note 31)	—	—	(696)	—	—	(696)	—	(696)
Funding from non-controlling interests (note 32)	—	—	—	—	—	—	146	146
Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(785)	(785)
Dividend reinvestment plan (note 31)	205	4	(4)	—	—	—	—	—
Share buyback program	(28,675)	(460)	—	—	(48)	(508)	—	(508)
Total transactions with owners	(28,470)	($456)	($700)	$—	($48)	($1,204)	($639)	($1,843)
At December 31, 2024	1,727,100	$27,661	($5,269)	$33	$1,865	$24,290	$8,966	$33,256
1 Includes cumulative translation adjustments as at December 31, 2025: $95 million loss (December 31, 2024: $95 million loss).
2 Includes additional paid-in capital as at December 31, 2025: $1,128 million (December 31, 2024: $1,827 million).
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2025	11	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Notes to Consolidated Financial Statements
Barrick Mining Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to
A$, ARS, C$, DOP, EUR, GBP, PKR, TZS, XOF, ZAR, and ZMW are to Australian dollars, Argentine pesos, Canadian dollars,
Dominican pesos, Euros, British pound sterling, Pakistani rupee, Tanzanian shilling, West African CFA franc, South African rand, and Zambian kwacha, respectively.
1 ■ Corporate Information

Barrick Mining Corporation (formerly Barrick Gold
Corporation) (“Barrick”, “we” or the “Company”) is a
corporation governed by the Business Corporations Act
(British Columbia). The Company’s corporate office is
located at Brookfield Place, TD Canada Trust Tower, 161
Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The
Company’s registered office is 925 West Georgia Street,
Suite 1600, Vancouver, British Columbia, V6C 3L2. Barrick
shares trade on the New York Stock Exchange under the
symbol B (formerly GOLD) and the Toronto Stock Exchange
under the symbol ABX. We are principally engaged in the
production and sale of gold and copper, as well as related
activities such as exploration and mine development. We
sell our gold and copper into the world market.
We have ownership interests in producing gold
mines that are located in Argentina, the Democratic
Republic of Congo, the Dominican Republic, Mali, Papua
New Guinea, Tanzania and the United States. We have
ownership interests in producing copper mines in Chile,
Saudi Arabia and Zambia. We also have various projects
located throughout the Americas, Asia and Africa.
2 ■ Material Accounting Policy Information

a)    Statement of Compliance
These consolidated financial statements have been
prepared in accordance with IFRS Accounting Standards as
issued by the International Accounting Standards Board
(“IFRS”). Accounting policies are consistently applied to all years presented, unless otherwise stated. These
consolidated financial statements were approved for
issuance by the Board of Directors on February 4, 2026.
b)    Basis of Preparation
These consolidated financial statements include the
accounts of Barrick, its subsidiaries, its share of joint
operations (“JO”) and its equity share of joint ventures
(“JV”). When applying the equity method of accounting,
specifically for Porgera, whereby the economic interest
differs from the shareholding, the equity accounting is
based on the economic share contractually agreed among
the shareholders rather than the equity participation. For
non wholly-owned, controlled subsidiaries, profit or loss for the period that is attributable to non-controlling interests is typically calculated based on the ownership of the minority
shareholders in the subsidiary.

BARRICK YEAR-END 2025	12	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at
December 31, 2025:

	Place of business	Entity type	Interest[1]	Method[2]
Nevada Gold Mines[3]	United States	Subsidiary	61.5%	Consolidation
North Mara[3,4]	Tanzania	Subsidiary	84%	Consolidation
Bulyanhulu[3,4]	Tanzania	Subsidiary	84%	Consolidation
Loulo-Gounkoto[3,5]	Mali	Subsidiary	80%	Consolidation
Pueblo Viejo[3]	Dominican Republic	Subsidiary	60%	Consolidation
Reko Diq Project[3]	Pakistan	Subsidiary	50%	Consolidation
Norte Abierto Project	Chile	JO	50%	Our share
Veladero	Argentina	JO	50%	Our share
Kibali[6]	Democratic Republic of Congo	JV	45%	Equity Method
Jabal Sayid[6]	Saudi Arabia	JV	50%	Equity Method
Zaldívar[6]	Chile	JV	50%	Equity Method
Porgera Mine[6,7]	Papua New Guinea	JV	24.5%	Equity Method
1Unless otherwise noted, all of our JOs are funded by contributions made by the parties sharing joint control in proportion to their economic interest.
2For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
3We consolidate our interests in Carlin, Cortez, Turquoise Ridge, Phoenix, Long Canyon, North Mara, Bulyanhulu, Loulo-Gounkoto, Pueblo
Viejo and the Reko Diq project and record a non-controlling interest (“NCI”) for the interest that we do not own.
4The Government of Tanzania receives half of the economic benefits from the Tanzanian operations (Bulyanhulu and North Mara) from taxes, royalties, clearing fees and participation in all cash distributions made by the mines, after the recoupment of capital investments. Earnings are recorded proportionally based on our equity interests each period in accordance with the terms of the agreement with the Government of Tanzania.
5Refer to notes 4 and 35 for details of Loulo-Gounkoto’s developments during 2025.
6Barrick has commitments of $893 million relating to its interest in the joint ventures, including purchase obligations disclosed in note 17 and capital commitments disclosed in note 19.
7Ownership of Porgera is held in a joint venture owned 51% by Papua New Guinea (“PNG”) stakeholders and 49% by a Barrick affiliate,
Porgera (Jersey) Limited (“PJL”). PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick holds a
24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%.
c)    Business Combinations
On the acquisition of a business, the acquisition method of
accounting is used, whereby the purchase consideration is
allocated to the identifiable assets and liabilities on the
basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed 12 months from the acquisition date with retroactive
restatement of the impact of adjustments to those
provisional fair values effective as at the acquisition date.
Incremental costs related to acquisitions are expensed as
incurred.
When the cost of the acquisition exceeds the fair
value of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to
Barrick’s share of the identifiable net assets exceeds the
cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.
Non-controlling interests represent the fair value of
net assets in subsidiaries, as at the date of acquisition, that are not held by Barrick and are presented in the equity
section of the consolidated balance sheet.
d)    Foreign Currency Translation
The functional currency of all of our operations is the US
dollar. We translate non-US dollar balances for these
operations into US dollars as follows:
▪Property, plant and equipment (“PP&E”), intangible
assets and equity method investments using the rates
at the time of acquisition;
▪Fair value through other comprehensive income
(“FVOCI”) equity investments using the closing
exchange rate as at the balance sheet date with
translation gains and losses permanently recorded in
Other Comprehensive Income (“OCI”);
▪Deferred tax assets and liabilities using the closing
exchange rate as at the balance sheet date with
translation gains and losses recorded in income tax
expense;
▪Other assets and liabilities using the closing exchange
rate as at the balance sheet date with translation gains
and losses recorded in other income/expense; and
▪Income and expenses using the average exchange
rate for the period, except for expenses that relate to
non-monetary assets and liabilities measured at
historical rates, which are translated using the same
historical rate as the associated non-monetary assets
and liabilities.
e)    Revenue Recognition
We sell our production in the world market through the
following distribution channels: gold bullion is sold in the gold spot market, to independent refineries or to our non-
controlling interest holders; and gold and copper
concentrate is sold to independent smelting or trading
companies.
Gold Bullion Sales
Gold bullion is sold primarily in the London spot market.
The sale price is fixed on the date of sale based on the gold

BARRICK YEAR-END 2025	13	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
spot price. Generally, we record revenue from gold bullion
sales at the time of delivery, which is also the date that title to the gold passes.
Concentrate Sales
Under the terms of concentrate sales contracts with
independent smelting companies, gold and copper sales
prices are provisionally set on a specified future date after shipment based upon market prices. We record revenues
under these contracts at the time of shipment, which is also when the risks and rewards of ownership pass to the
smelting companies, using forward market gold and copper
prices on the expected date that final sales prices will be
determined. Variations between the price recorded at the
shipment date and the actual final price set under the
smelting contracts are caused by changes in market gold
and copper prices, which result in an embedded derivative
in accounts receivable. The receivable is recorded at fair
value each period until final settlement occurs, with
changes in fair value classified as provisional price
adjustments and included in revenue in the consolidated
statement of income and presented separately in note 6 of
these consolidated financial statements.
Copper Cathode Sales
Under the terms of copper cathode sales contracts, copper
sales prices are provisionally set on a specified future date based upon market commodity prices plus certain price
adjustments. Revenue is recognized at the time of
shipment, which is also when the risks and rewards of
ownership pass to the customer. Revenue is provisionally
measured using forward market prices on the expected
date that final selling prices will be determined. Variations occur between the price recorded on the date of revenue
recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which
result in an embedded derivative in accounts receivable.
The receivable is recorded at fair value each period until
final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in
the consolidated statement of income and presented
separately in note 6 of these consolidated financial
statements.
Streaming Arrangements
As the deferred revenue on streaming arrangements is
considered variable consideration, an adjustment is made
to the transaction price per unit each time there is a change in the underlying production profile of a mine (typically in Q4 of each year). The change in the transaction price per unit
results in a cumulative catch-up adjustment to revenue in
the period in which the change is made, reflecting the new
production profile expected to be delivered under the
streaming agreement. A corresponding cumulative catch-up
adjustment is made to accretion expense, reflecting the
impact of the change in the deferred revenue balance.
f)    Exploration and Evaluation
Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in
the process of obtaining more information about existing
mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping,
diamond drilling and other work involved in searching for
ore.
Evaluation expenditures are the costs incurred to
establish the technical and commercial viability of
developing mineral deposits identified through exploration
activities or by acquisition. Evaluation expenditures include the cost of: (i) establishing the volume and grade of
deposits through drilling of core samples, trenching and
sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;
(ii) determining the optimal methods of extraction and
metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements;
(iv) permitting activities; and (v) economic evaluations to
determine whether development of the mineralized material
is commercially justified, including scoping, pre-feasibility and final feasibility studies.
Exploration and evaluation expenditures are
expensed as incurred unless management determines that
probable future economic benefits will be generated as a
result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been
demonstrated with a pre-feasibility study, and we have
recognized reserves in accordance with the Canadian
Securities Administrators’ National Instrument 43-101 -
Standards of Disclosure for Mineral Projects, we account
for future expenditures incurred in the development of that
program or project in accordance with our policy for
property, plant and equipment, as described in note 2l.

g)    Production Stage
A mine that is under construction is determined to enter the production stage when the project is in the location and
condition necessary for it to be capable of operating in the manner intended by management. We use the following
factors to assess whether these criteria have been met:
(1) the level of capital expenditures compared to
construction cost estimates; (2) the completion of a
reasonable period of commissioning and testing of mine
plant and equipment; (3) the ability to produce minerals in
saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.
When a mine construction project moves into the
production stage, the capitalization of certain mine
construction costs ceases and costs are either capitalized
to inventory or expensed, except for capitalizable costs
related to property, plant and equipment additions or
improvements, open pit stripping activities that provide a
future benefit, underground mine development or
expenditures that meet the criteria for capitalization in
accordance with IAS 16 Property, Plant and Equipment.
h)    Taxation
Current tax for each taxable entity is based on the local
taxable income at the local statutory tax rate enacted or
substantively enacted at the balance sheet date and
includes adjustments to tax payable or recoverable in
respect of previous periods.
Deferred tax is recognized using the balance sheet
method in respect of all temporary differences between the
tax bases of assets and liabilities, and their carrying
amounts for financial reporting purposes, except as
indicated below.
Deferred income tax liabilities are recognized for
all taxable temporary differences, except:
•Where the deferred income tax liability arises from the
initial recognition of goodwill, or the initial recognition of

BARRICK YEAR-END 2025	14	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
an asset or liability in an acquisition that is not a
business combination and, at the time of the
acquisition, affects neither the accounting profit nor
taxable profit or loss; and
•In respect of taxable temporary differences associated
with investments in subsidiaries and interests in joint
arrangements, where the timing of the reversal of the
temporary differences can be controlled and it is
probable that the temporary differences will not reverse
in the foreseeable future.
Deferred income tax assets are recognized for all
deductible temporary differences and the carryforward of
unused tax assets and unused tax losses, to the extent that
it is probable that taxable profit will be available against which the deductible temporary differences and the
carryforward of unused tax assets and unused tax losses
can be utilized, except:
•Where the deferred income tax asset relating to the
deductible temporary difference arises from the initial
recognition of an asset or liability in an acquisition that
is not a business combination and, at the time of the
acquisition, affects neither the accounting profit nor
taxable profit or loss; and
•In respect of deductible temporary differences
associated with investments in subsidiaries and
interests in joint arrangements, deferred tax assets are
recognized only to the extent that it is probable that the
temporary differences will reverse in the foreseeable
future and taxable profit will be available against which
the temporary differences can be utilized.
The carrying amount of deferred income tax assets is
reviewed at each balance sheet date and reduced to the
extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.
Deferred tax is measured on an undiscounted
basis at the tax rates that are expected to apply in the
periods in which the asset is realized or the liability is
settled, based on tax rates and tax laws enacted or
substantively enacted at the balance sheet date.
Current and deferred tax relating to items
recognized directly in equity are recognized in equity and
not in the income statement.
The Company is subject to assessments by
various taxation authorities, who may interpret tax
legislation differently than the Company. Tax liabilities for uncertain tax positions are adjusted by the Company to
reflect its best estimate of the probable outcome of
assessments and in light of changing facts and
circumstances, such as the completion of a tax audit,
expiration of a statute of limitations, the refinement of an estimate, and interest accruals associated with the
uncertain tax positions until they are resolved. Some of
these adjustments require significant judgment in estimating the timing and amount of any additional tax expense.
Royalties and Special Mining Taxes
Income tax expense includes the cost of royalties and
special mining taxes payable to governments that are
calculated based on a percentage of taxable profit whereby
taxable profit represents net income adjusted for certain
items defined in the applicable legislation.
Indirect Taxes
Indirect tax recoverable is recorded at its undiscounted
amount and is disclosed as non-current if not expected to
be recovered within 12 months.

i)    Other Investments
Investments in publicly quoted equity securities that are
neither subsidiaries nor associates are categorized as
FVOCI pursuant to the irrevocable election available in
IFRS 9 for these instruments. FVOCI equity investments
are recorded at fair value with all realized and unrealized
gains and losses recorded permanently in OCI. Warrant
investments are classified as fair value through profit or loss
(“FVPL”).
j)    Inventory
Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of
extraction, we expect to process into a saleable form and
sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required
to extract benefit from the ore. Ore is accumulated in
stockpiles that are subsequently processed into gold/copper
in a saleable form. The recovery of gold and copper from
certain oxide ores is achieved through the heap leaching
process. Work in process represents gold/copper in the
processing circuit that has not completed the production
process, and is not yet in a saleable form. Finished goods
inventory represents gold/copper in saleable form.
Metal inventories are valued at the lower of cost
and net realizable value. Cost is determined on a weighted
average basis and includes all costs incurred, based on a
normal production capacity, in bringing each product to its
present location and condition. Cost of inventories
comprises: direct labor, materials and contractor expenses,
including non-capitalized stripping costs; depreciation on
PP&E including capitalized stripping costs; and an
allocation of general and administrative costs. As ore is
removed for processing, costs are removed based on the
average cost per ounce/pound in the stockpile. Net
realizable value is determined with reference to relevant
market prices less applicable variable selling and
downstream processing costs. Inventory provisions are
reversed to reflect subsequent improvements in net
realizable value where the inventory is still on hand.
Mine operating supplies represent commodity
consumables and other raw materials used in the
production process, as well as spare parts and other
maintenance supplies that are not classified as capital
items. Provisions are recorded to reduce mine operating
supplies to net realizable value, which is generally
calculated by reference to its salvage or scrap value, when
it is determined that the supplies are obsolete.
k)    Royalties
Certain of our properties are subject to royalty
arrangements based on mineral production at the
properties. The primary type of royalty is a net smelter
return (“NSR”) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage
multiplied by the value of gold production at market gold
prices less third-party smelting, refining and transportation costs. Royalty expense is recorded on completion of the
production or sales process in cost of sales. Other types of royalties include:

BARRICK YEAR-END 2025	15	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
•Net profits interest royalty to a party other than a
government,
•Modified NSR royalty,
•Net smelter return sliding scale royalty,
•Gross proceeds sliding scale royalty,
•Gross smelter return royalty,
•Net value royalty,
•Land tenement royalty, and a
•Gold revenue royalty.
l)    Property, Plant and Equipment
Estimated Useful Lives of Major Asset Categories

Buildings, plant and equipment	2 - 38 years
Underground mobile equipment	3 - 7 years
Light vehicles and other mobile equipment	2 - 10 years
Furniture, computer and office equipment	2 - 10 years
Buildings, Plant and Equipment
At acquisition, we record buildings, plant and equipment at
cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the
purchase price; brokers’ commissions; and installation
costs including architectural, design and engineering fees,
legal fees, survey costs, site preparation costs, freight
charges, transportation insurance costs, duties, testing and preparation charges.
Buildings, plant and equipment are depreciated on
a straight-line basis over their expected useful life, which commences when the assets are considered available for
use. Once buildings, plant and equipment are considered
available for use, they are measured at cost less
accumulated depreciation and applicable impairment
losses.
Depreciation on equipment utilized in the
development of assets, including open pit and underground
mine development, is recapitalized as development costs
attributable to the related asset.
Mineral Properties
Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business
combination or asset acquisition; underground mine
development costs; open pit mine development costs;
capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are
generally capitalized when the expenditures result in a
future benefit.
i) Acquired Mining Properties
On acquisition of a mining property, we prepare an estimate
of the fair value attributable to the proven and probable
mineral reserves, mineral resources and exploration
potential attributable to the property. The estimated fair
value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic
extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator
is the proven and probable reserves and the portion of
mineral resources considered to be probable of economic
extraction based on the current life of mine (“LOM”) plan
that benefit from the development and are considered
probable of economic extraction. The estimated fair value
attributable to mineral resources that are not considered to be probable of economic extraction at the time of the
acquisition is not subject to depreciation until the resources become probable of economic extraction in the future. The
estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to
depreciation until the property enters production.
ii) Underground Mine Development Costs
At our underground mines, we incur development costs to
build new shafts, declines, drifts and ramps that will enable us to physically access ore underground. The time over
which we will continue to incur these costs depends on the
mine life. These underground development costs are
capitalized as incurred.
Capitalized underground development costs are
depreciated on a UOP basis, whereby the denominator is
the estimated ounces/pounds of gold/copper in proven and
probable reserves and the portion of resources considered
probable of economic extraction based on the current LOM
plan that benefit from the development and are considered
probable of economic extraction.
iii) Open Pit Mine Development Costs
In open pit mining operations, it is necessary to remove
overburden and other waste materials to access ore from
which minerals can be extracted economically. The process
of mining overburden and waste materials is referred to as
stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production
stripping) are capitalized as open pit mine development
costs.
Pre-production stripping costs are capitalized until
an “other than de minimis” level of mineral is extracted,
after which time such costs are either capitalized to
inventory or, if they qualify as an open pit stripping activity that provides a future benefit, to PP&E. We consider
various relevant criteria to assess when an “other than de
minimis” level of mineral is produced. Some of the criteria
considered would include, but are not limited to, the
following: (1) the amount of minerals mined versus total
ounces in ore expected over the LOM; (2) the amount of
ore tonnes mined versus total LOM expected ore tonnes
mined; (3) the current stripping ratio versus the strip ratio expected over the LOM; and (4) the ore grade mined
versus the grade expected over the LOM.
Stripping costs incurred during the production
stage of an open pit are accounted for as costs of the
inventory produced during the period that the stripping
costs are incurred, unless these costs are expected to
provide a future economic benefit to an identifiable
component of the ore body. Components of the ore body
are based on the distinct development phases identified by
the mine planning engineers when determining the optimal
development plan for the open pit. Production phase
stripping costs generate a future economic benefit when the
related stripping activity: (1) improves access to a
component of the ore body to be mined in the future;
(2) increases the fair value of the mine (or open pit) as
access to future mineral reserves becomes less costly; and
(3) increases the productive capacity or extends the
productive life of the mine (or open pit). Production phase
stripping costs that are expected to generate a future

BARRICK YEAR-END 2025	16	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
economic benefit are capitalized as open pit mine
development costs.
Capitalized open pit mine development costs are
depreciated on a UOP basis whereby the denominator is
the estimated ounces/pounds of gold/copper in proven and
probable reserves and the portion of resources considered
probable of economic extraction based on the current LOM
plan that benefit from the development and are considered
probable of economic extraction.
Construction-in-Progress
Assets under construction are capitalized as construction-
in-progress until the asset is available for its intended use.
The cost of construction-in-progress comprises its purchase
price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-
progress amounts related to development projects are
included in the carrying amount of the development project.
Construction-in-progress amounts incurred at operating
mines are presented as a separate asset within PP&E.
Construction-in-progress also includes deposits on long
lead items. Construction-in-progress is not depreciated.
Depreciation commences once the asset is complete,
commissioned and available for use.
Capitalized Interest
We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time
to prepare for their intended use, including projects that are in the exploration and evaluation, development or
construction stages. Qualifying assets also include
significant expansion projects at our operating mines.
Capitalized interest costs are considered an element of the
cost of the qualifying asset which is determined based on
gross expenditures incurred on an asset. Capitalization
ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds
used to finance a qualifying asset form part of general
borrowings, the amount capitalized is calculated using a
weighted average of rates applicable to the relevant
borrowings during the period. Where funds borrowed are
directly attributable to a qualifying asset, the amount
capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money
borrowed specifically to finance a project are temporarily
invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.
m)    Impairment (and Reversals of Impairment) of Non-
Current Assets
We review and test the carrying amounts of PP&E and
intangible assets with finite lives when an indicator of
impairment is considered to exist. Impairment (or reversals
of impairment) assessments on PP&E and intangible assets
are conducted at the level of the cash generating unit
(“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other
assets and includes liabilities specific to the CGU. For
operating mines and projects, the individual mine/project
represents a CGU for impairment testing.
The recoverable amount of a CGU is the higher of
Value in Use (“VIU”) and Fair Value Less Costs of Disposal
(“FVLCD”). We have determined that the FVLCD is greater
than the VIU amounts and is therefore used as the
recoverable amount for impairment testing purposes. An
impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both
the recoverable amount and carrying value include the
associated other assets and liabilities, including taxes
where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss
related to a CGU is allocated to the carrying amount of the
assets of the CGU on a pro rata basis based on the
carrying amount of its non-monetary assets.
Impairment Reversal
An assessment is made at each reporting date to determine
whether there is an indication that previously recognized
impairment losses may no longer exist or may have
decreased. A previously recognized impairment loss is
reversed only if there has been a change in the
assumptions used to determine the CGU’s recoverable
amount since the last impairment loss was recognized. This
reversal is recognized in the consolidated statements of
income and is limited to the carrying value that would have
been determined, net of any depreciation where applicable,
had no impairment charge been recognized in prior years.
When an impairment reversal is undertaken, the
recoverable amount is assessed by reference to the higher
of VIU and FVLCD. We have determined that the FVLCD is
greater than the VIU amounts and is therefore used as the
recoverable amount for impairment testing purposes.
n)    Intangible Assets
On acquisition of a mineral property in the exploration
stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property.
The fair value of the exploration license is recorded as an
intangible asset (acquired exploration potential) as at the
date of acquisition. When an exploration stage property
moves into development, the acquired exploration potential
attributable to that property is transferred to mining interests within PP&E.
We also have water rights associated with our
mineral properties. Upon acquisition, they are measured at
initial cost and are depreciated when they are being used.
They are also subject to impairment testing when an
indicator of impairment is considered to exist.
o)    Goodwill
Goodwill is tested for impairment in Q4 and also when there
is an indicator of impairment. At the date of acquisition,
goodwill is assigned to the CGU or group of CGUs that is
expected to benefit from the synergies of the business
combination. For the purposes of impairment testing,
goodwill is allocated to the Company’s operating segments,
which are our individual minesites, and corresponds to the
level at which goodwill is internally monitored by the Chief
Operating Decision Maker (“CODM”).  Goodwill impairment
charges are not reversible.
For a CGU to which goodwill has been allocated,
the most recent recoverable amount determined for the
CGU may be used in the annual impairment assessment of
that CGU in the current year provided all the following
criteria are met:
•the assets and liabilities making up the CGU have not
changed significantly (change in book value or change
in nature of assets/ liabilities in CGU) since the most
recent recoverable amount calculation;

BARRICK YEAR-END 2025	17	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
•The most recent recoverable amount calculation,
completed in prior year, resulted in an amount that
exceeded the carrying amount of the CGU by a
substantial margin; and
•Based on an analysis of events that have occurred and
circumstances that have changed since the most
recent recoverable amount calculation, the likelihood
that a current recoverable amount determination will be
less than the carrying amount of the CGU is remote.
p)    Debt
Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized
cost. Any difference between the amounts originally
received and the redemption value of the debt is recognized
in the consolidated statements of income over the period to
maturity using the effective interest method.
q)    Derivative Instruments and Hedge Accounting
Derivative Instruments
Derivative instruments are recorded at fair value on the
consolidated balance sheet, classified based on contractual
maturity. Derivative instruments are classified as either
hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly
probable forecasted transactions (“cash flow hedges”) or
non-hedge derivatives. Derivatives designated as either a
fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or
cash flows are assessed on an ongoing basis to determine
that they actually have been highly effective throughout the financial reporting periods for which they were designated.
Derivative assets and derivative liabilities are shown
separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.
Cash Flow Hedges
The effective portion of changes in the fair value of
derivatives that are designated and qualify as cash flow
hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated
statements of income. Amounts accumulated in equity are
transferred to the consolidated statements of income in the
period when the forecasted transaction impacts earnings.
When the forecasted transaction that is hedged results in
the recognition of a non-financial asset or a non-financial
liability, the gains and losses previously deferred in equity are transferred from equity and included in the
measurement of the initial carrying amount of the asset or
liability.
When a derivative designated as a cash flow
hedge expires or is sold and the forecasted transaction is
still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time
remains in equity and is recognized in the consolidated
statements of income when the forecasted transaction
occurs. When a forecasted transaction is no longer
expected to occur, the cumulative gain or loss that was
recorded in equity is immediately transferred to the
consolidated statements of income.
Non-Hedge Derivatives
Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the
balance sheet date, with changes in fair value recognized in the consolidated statements of income.
r)    Environmental Rehabilitation Provision
Mining, extraction and processing activities normally give
rise to obligations for environmental rehabilitation.
Rehabilitation work can include facility decommissioning
and dismantling; removal or treatment of waste materials;
site and land rehabilitation, including compliance with and
monitoring of environmental regulations; security and other
site-related costs required to perform the rehabilitation
work; and operation of equipment designed to reduce or
eliminate environmental effects. The extent of work required and the associated costs are dependent on the
requirements of relevant authorities and our environmental
policies. Routine operating costs that may impact the
ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining
or production process, are not included in the provision.
Abnormal costs arising from unforeseen circumstances,
such as the contamination caused by unplanned
discharges, are recognized as an expense and liability
when the event that gives rise to an obligation occurs and
reliable estimates of the required rehabilitation costs can be made.
Provisions for the cost of each rehabilitation
program are normally recognized at the time that an
environmental disturbance occurs or a new legal or
constructive obligation is determined. When the extent of
disturbance increases over the life of an operation, the
provision is increased accordingly. The major parts of the
carrying amount of provisions relate to closure/rehabilitation of tailings facilities, heap leach pads and waste dumps;
demolition of buildings/mine facilities; ongoing water
treatment; and ongoing care and maintenance and security
of closed mines. Costs included in the provision encompass
all closure and rehabilitation activity expected to occur
progressively over the life of the operation at the time of
closure and post-closure in connection with disturbances as
at the reporting date. Estimated costs included in the
determination of the provision reflect the risks and
probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The
expected rehabilitation costs are estimated based on the
cost of external contractors performing the work or the cost of performing the work internally depending on
management’s intention.
The timing of the actual rehabilitation expenditure
is dependent upon a number of factors such as the life and
nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may
occur before and after closure and can continue for an
extended period of time depending on rehabilitation
requirements. Rehabilitation provisions are measured at the
expected value of future cash flows, which exclude the
effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The
unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each
reporting period for changes to expected cash flows and for
the effect of changes in the discount rate, and the change in estimate is added to or deducted from the related asset and
depreciated over the expected economic life of the
operation to which it relates.

BARRICK YEAR-END 2025	18	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Significant judgments and estimates are involved
in forming expectations of future activities, the amount and timing of the associated cash flows and the period over
which we estimate those cash flows. Those expectations
are formed based on existing environmental and regulatory
requirements or, if more stringent, our environmental
policies which give rise to a constructive obligation.
When provisions for closure and rehabilitation are
initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the
future economic benefits of the operation. The capitalized
cost of closure and rehabilitation activities is recognized in
PP&E and depreciated over the expected economic life of
the operation to which it relates.
Adjustments to the estimated amount and timing of
future closure and rehabilitation cash flows are a normal
occurrence in light of the significant judgments and
estimates involved. The principal factors that can cause
expected cash flows to change are: the construction of new
processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the
life of mine plan; changing ore characteristics that impact
required environmental protection measures and related
costs; changes in water quality or volumes that impact the
extent of water treatment required; changes in discount
rates; changes in foreign exchange rates; changes in
Barrick’s closure policies; and changes in laws and
regulations governing the protection of the environment.
Rehabilitation provisions are adjusted as a result
of changes in estimates and assumptions. Those
adjustments are accounted for as a change in the
corresponding cost of the related assets, including the
related mineral property, except where a reduction in the
provision is greater than the remaining net book value of
the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the
consolidated statements of income. In the case of closed
sites, changes in estimates and assumptions are
recognized immediately in the consolidated statements of
income. For an operating mine, the adjusted carrying
amount of the related asset is depreciated prospectively.
Adjustments also result in changes to future finance costs.
Provisions are discounted to their present value using a
current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.
s)    Stock-Based Compensation
We recognize the expense related to these plans over the
vesting period, beginning once the grant has been
approved and announced to the beneficiaries.
Barrick offers cash-settled (Restricted Share Units
(“RSU”), Deferred Share Units (“DSU”) and Performance
Granted Share Units (“PGSU”)) awards to certain
employees, officers and directors of the Company.
Restricted Share Units
Under our Long-Term Incentive Plan, selected employees
are granted RSUs where each RSU has a value equal to
one Barrick common share. RSUs generally vest within
three years in cash and the after-tax value of the award
may be used to purchase common shares on the open
market, depending on the terms of the grant. Additional
RSUs are credited to reflect dividends paid on Barrick
common shares over the vesting period.
A liability for RSUs is measured at fair value on the
grant date and is subsequently adjusted for changes in fair
value. The liability is recognized on a straight-line basis
over the vesting period, with a corresponding charge to
compensation expense, as a component of general and
administrative expenses and cost of sales. Compensation
expenses for RSUs incorporate an estimate for expected
forfeiture rates based on which the fair value is adjusted.
Deferred Share Units
Under our DSU plan, Directors must receive at least 63.6%
of their basic annual retainer in the form of DSUs or cash to purchase common shares that cannot be sold, transferred
or otherwise disposed of until the Director leaves the Board.
Each DSU has the same value as one Barrick common
share. DSUs must be retained until the Director leaves the
Board, at which time the cash value of the DSUs is paid
out. Additional DSUs are credited to reflect dividends paid
on Barrick common shares. The initial fair value of the
liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on
settlement, the liability is remeasured, with any change in
fair value recorded as compensation expense in the period.
Performance Granted Share Units
Under our PGSU plan, select employees are granted
PGSUs, where each PGSU has a value equal to one
Barrick common share. Annual PGSU awards are
determined based on a multiple ranging from three to six
times base salary (depending on position and level of
responsibility) multiplied by a performance factor. PGSUs
vest within three years in cash, and the after-tax value of
the award is used to purchase common shares on the open
market. Generally, these shares cannot be sold until the
employee meets their share ownership requirement (in
which case only those Barrick shares in excess of the
requirement can be sold), or until they retire or leave the
Company.
The initial fair value of the liability is calculated as
of the grant date and is recognized within compensation
expense using the straight-line method over the vesting
period. Subsequently, at each reporting date and on
settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense.
t)    New Accounting Standards Issued
IFRS 18 Presentation and Disclosure in Financial
Statements (effective for annual periods beginning on or
after January 1, 2027)
In April 2024, the IASB issued IFRS 18 which will replace
IAS 1 Presentation of Financial Statements. Even though
IFRS 18 will not impact the recognition or measurement of
items in the financial statements, it will impact presentation and disclosure of certain aspects of the financial statements including management-defined performance measures
within the financial statements. We are currently assessing
the detailed implications of applying the new standard on
the financial statements and the following potential impacts have been identified based on our preliminary assessment:
•Although the adoption of IFRS 18 will have no impact
on net income, items of income and expenses in the
statement of income will be grouped into new
categories resulting in new subtotals and/or line items
being presented, including operating profit, and
changes in how certain existing subtotals are

BARRICK YEAR-END 2025	19	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
calculated. Income from equity investees and interest
income from cash and cash equivalents will be
presented in the investing section of the Statement of
Income.
•We do not expect there to be a significant change in
the information that is currently disclosed in the notes;
however, there will be new disclosures required for
management-defined performance measures (MPM).
An MPM is a subtotal of income and expenses that a
company uses in public communications outside of its
financial statements to convey an aspect of the
financial performance of the company as a whole. We
have performed an initial assessment of the
performance measures that we currently use in our
communications outside of the financial statements
and believe that the following will meet the MPM
definition: Adjusted net earnings, EBITDA, Adjusted
EBITDA and Attributable EBITDA.
•From a cash flow statement perspective, there will be
changes to how interest received and interest paid are
presented. Interest paid will be presented as financing
cash flows and interest received as investing cash
flows, which is a change from the current presentation
as part of operating cash flows. In addition, operating
profit will be the starting point for determining cash
flows from operating activities instead of net income.
We will apply the new standard from its mandatory effective
date of January 1, 2027. Retrospective application is
required, and so the comparative information for the
financial year ending December 31, 2026 will be restated in
accordance with IFRS 18.
Amendments to the Classification and Measurement of
Financial Instruments (IFRS 9 and IFRS 7) (effective for
annual periods beginning on or after January 1, 2026)
In May 2024, the IASB issued targeted amendments to
IFRS 9 and IFRS 7, which clarify the date of recognition
and derecognition of some financial assets and liabilities,
and updates the disclosures for equity instruments
designated at FVOCI. We performed an assessment of the
impact of these amendments and do not expect them to
have a material impact on the financial statements.
There are certain other new accounting standards and
interpretations that have been published that are either
applicable in the current year or not mandatory for the
current period. We have assessed these standards and
determined they do not have a material impact on Barrick in
the current reporting period. No standards have been early
adopted in the current period.
3 ■ Critical Judgments, Estimates, Assumptions and
Risks

Many of the amounts included in the consolidated balance
sheet require management to make judgments and/or
estimates. These judgments and estimates are
continuously evaluated and are based on management’s
experience and knowledge of the relevant facts and
circumstances. Actual results may differ from the estimates.
Information about such judgments and estimates is
contained in the description of our accounting policies and/
or other notes to the financial statements. The key areas
where judgments, estimates and assumptions have been
made are summarized below.
Life of Mine Plans and Reserves and Resources
Estimates of the quantities of proven and probable mineral
reserves and mineral resources form the basis for our LOM
plans, which are used for a number of important business
and accounting purposes, including: the calculation of
depreciation expense; the capitalization of production
phase stripping costs; the current/non-current classification of inventory and certain receivables; the recognition of
deferred revenue related to streaming arrangements and
forecasting the timing of the payments related to the
environmental rehabilitation provision. In addition, the
underlying LOM plans are generally used in the impairment
tests for goodwill and non-current assets and also in the
valuation of acquired businesses. In certain cases, these
LOM plans include assumptions about our ability to obtain
the necessary permits required to complete the planned
activities. We estimate our future production levels,
including mineral reserves and resources and expected
conversion of resources to reserves based on information
compiled by qualified persons as defined in accordance
with the Canadian Securities Administrators’ National
Instrument 43-101 - Standards of Disclosure for Mineral
Projects requirements. To calculate our gold and copper
mineral reserves, as well as measured, indicated, and
inferred mineral resources, we have used the following
assumptions. Refer to notes 19 and 21.

	As at December 31, 2025	As at December 31, 2024
Gold ($/oz)
Mineral reserves	$1,500	$1,400
Measured, indicated and inferred	2,000	1,900
Copper ($/lb)
Mineral reserves	3.25	3.00
Measured, indicated and inferred	4.50	4.00
Inventory
The measurement of inventory including the determination
of its net realizable value, especially as it relates to ore in stockpiles and recoverable from leach pads, involves the
use of estimates. Net realizable value is determined with
reference to relevant market prices less applicable variable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and copper contained
therein, and in determining the remaining costs of
completion to bring inventory into its saleable form.
Judgment is also exercised in determining whether to
recognize a provision for obsolescence on mine operating

BARRICK YEAR-END 2025	20	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
supplies, and estimates are required to determine salvage
or scrap value of mine operating supplies.
Estimates of recoverable gold or copper on the
leach pads are calculated from the quantities of ore placed
on the leach pads (measured tonnes added to the leach
pads), the grade of ore placed on the leach pads (based on
assay data) and a recovery percentage (based on ore
type).
Impairment and Reversal of Impairment for Non-Current
Assets and Impairment of Goodwill
Goodwill and non-current assets are tested for impairment if there is an indicator of impairment or reversal of
impairment, and in the case of goodwill annually during the
fourth quarter, for all of our operating segments. We
consider both external and internal sources of information
for indications that non-current assets and/or goodwill are
impaired. External sources of information we consider
include changes in the market, economic, legal and
permitting environment in which the CGU operates that are
not within its control and affect the recoverable amount of
mining interests and goodwill. Internal sources of
information we consider include the manner in which mining
properties and plant and equipment are being used or are
expected to be used and indications of economic
performance of the assets. Calculating the FVLCD of CGUs
for non-current asset and goodwill impairment tests
requires management to make estimates and assumptions
with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices,
foreign exchange rates, Net Asset Value (“NAV”) multiples,
fair value of mineral resources outside LOM plans, the
market values per ounce and per pound and weighted
average costs of capital (“WACC”). Changes in any of the
assumptions or estimates used in determining the fair
values could impact the impairment analysis. Refer to notes
2m, 2o and 21 for further information.
Provisions for Environmental Rehabilitation
Management assesses its provision for environmental
rehabilitation on an annual basis or when new information
becomes available. This assessment includes the
estimation of the future rehabilitation costs (including water treatment), the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates.
The actual future expenditures may differ from the amounts
currently provided if the estimates made are significantly
different than actual results or if there are significant
changes in environmental and/or regulatory requirements in
the future. Refer to notes 2r and 27 for further information.
Taxes
Management is required to assess uncertainties and make
judgments and estimations regarding the tax basis of
assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes
such as royalties and export duties, and estimates of the
timing of repatriation of earnings, which would impact the
recognition of withholding taxes and taxes related to the
outside basis on subsidiaries/associates. While these
amounts represent management’s best estimate based on
the laws and regulations that exist at the time of
preparation, we operate in certain jurisdictions that have
increased degrees of political and sovereign risk and while
host governments have historically supported the
development of natural resources by foreign companies, tax
legislation in these jurisdictions is developing and there is a risk that fiscal reform changes with respect to existing
investments could unexpectedly impact application of this
tax legislation. Such changes could impact the Company’s
judgments about the amounts recorded for uncertain tax
positions, tax basis of assets and liabilities, and related
deferred income tax assets and liabilities, and estimates of the timing of repatriation of earnings. This could necessitate future adjustments to tax income and expense already
recorded. A number of these estimates require
management to make estimates of future taxable profit, as
well as the recoverability of indirect taxes, and if actual
results are significantly different than our estimates, the
ability to realize the deferred tax assets and indirect tax
receivables recorded on our balance sheet could be
impacted. Refer to notes 2h, 12, 30 and 36 for further
information.
Contingencies
Contingencies can be either possible assets or possible
liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly
within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of
significant judgment and estimates of the outcome of future
events. In assessing loss contingencies related to legal
proceedings that are pending against us or unasserted
claims that may result in such proceedings or regulatory or
government actions that may negatively impact our
business or operations, the Company with assistance from
its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the
perceived merits of the nature and amount of relief sought
or expected to be sought, when determining the amount, if
any, to recognize as a contingent liability or assessing the impact on the carrying value of assets.  If the assessment
of a contingency suggests that a loss is probable, and the
amount can be reliably estimated, then a loss is recorded.
When a contingent loss is not probable but is reasonably
possible, or is probable but the amount of loss cannot be
reliably estimated, then details of the contingent loss are
disclosed. Loss contingencies considered remote are
generally not disclosed unless they involve guarantees, in
which case we disclose the nature of the guarantee.
Contingent assets are not recognized in the consolidated
financial statements. Refer to note 36 for more information.
Streaming Transactions
The upfront cash deposit received from Royal Gold on the
gold and silver streaming transaction for production linked
to Barrick’s 60% interest in the Pueblo Viejo mine has been
accounted for as deferred revenue since we have
determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and
silver) rather than cash or financial assets. It is our intention to settle the obligations under the streaming arrangement
through our own production and if we were to fail to settle
the obligations with Royal Gold through our own production,
this would lead to the streaming arrangement becoming a
derivative. This would cause a change to the accounting
treatment, resulting in the revaluation of the fair value of the agreement through profit and loss on a recurring basis.
Refer to note 29 for further details.

BARRICK YEAR-END 2025	21	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
The deferred revenue component of our streaming
agreements is considered variable and is subject to
retroactive adjustment when there is a change in the timing
of the delivery of ounces or in the underlying production
profile of the relevant mine. The impact of such a change in the timing or quantity of ounces to be delivered under a
streaming agreement will result in retroactive adjustments
to both the deferred revenue recognized and the accretion
recorded prior to the date of the change. Refer to note 2e.
For further details on streaming transactions, including our silver sale agreement with Wheaton Precious Metals Corp.
(“Wheaton”), refer to note 29.
Consolidation of Reko Diq
The Reko Diq project is 50% held by Barrick and 50% by
Pakistani stakeholders, comprising a 10% free-carried, non-
contributing share held by the Provincial Government of
Balochistan, an additional 15% held by a special purpose
company owned by the Provincial Government of
Balochistan and 25% owned by other federal state-owned
enterprises. Pursuant to the joint venture agreement,
Barrick has power over the relevant activities of the project, including operatorship of the project, the decision to
proceed with development of the project, subject to a
sufficient expected rate of return, as well as development
and approval of LOM plans. Therefore Barrick has
concluded that it controls Reko Diq and it is consolidated in
Barrick’s consolidated financial statements with a 50% non-
controlling interest.
Loulo-Gounkoto
On June 16, 2025, Barrick lost control of the subsidiaries
that hold our 80% interest in the Loulo-Gounkoto mine in
Mali when they were placed under a temporary provisional
administration. As a result of this event in Q2 2025, we
determined that we no longer had control of the mine and
stopped consolidating it. As we retained legal ownership of
80% of the companies that hold the mine, we recognized an
investment at fair value to reflect our retained interest until the temporary provisional administrator was removed and
we regained control on December 16, 2025. As described in
note 4a, we have determined that regaining control
represents a business combination for no cash
consideration with Barrick identified as the acquirer. To
determine the fair value of the acquisition management is
required to make estimates and assumptions with respect
to future production levels, operating, capital and closure
costs in our LOM plans, future metal prices, values of
resources outside LOM plans and discount rates. Refer to
note 35 for further details.
Other Notes to the Financial Statements

Note
Acquisitions and Divestitures	4
Segment Information	5
Revenue	6
Cost of Sales	7
Exploration, Evaluation and Project Expenses	8
Other Expense (Income)	9
Impairment Charges (Reversals)	10
General and Administrative Expenses	11
Income Tax Expense	12
Earnings Per Share	13
Finance Costs, Net	14
Cash Flow - Other Items	15
Investments	16
Inventories	17
Accounts Receivable and Other Current Assets	18
Property, Plant and Equipment	19
Goodwill and other Intangible Assets	20
Impairment and Reversal of Non-Current Assets	21
Other Assets	22
Accounts Payable	23
Other Current Liabilities	24
Financial Instruments	25
Fair Value Measurements	26
Provisions	27
Financial Risk Management	28
Other Non-Current Liabilities	29
Deferred Income Taxes	30
Capital Stock	31
Non-Controlling Interests	32
Related Party Transactions	33
Stock-Based Compensation	34
Loulo-Gounkoto	35
Contingencies	36
4 ■ Acquisitions and Divestitures

a)    Loulo-Gounkoto
On November 24, 2025, Barrick announced that an
agreement had been entered into with the Government of
the Republic of Mali to put an end to all disputes regarding the Loulo and Gounkoto mines. The provisional
administration of the Loulo-Gounkoto complex was
terminated on December 16, 2025, at which point
operational control was handed back to Somilo and
Gounkoto's management. Refer to note 35 for further
details.
We have determined that this represents a
business combination with Barrick identified as the acquirer.
We have determined the acquisition price should be equal
to the fair value of Barrick’s 80% investment in the equity of
Société des Mines de Loulo SA (“Somilo”) and Société des
Mines de Gounkoto SA (“Gounkoto”).
We have determined the fair value of Barrick’s
existing interest in Loulo-Gounkoto immediately before the
acquisition of control, which represents the fair value of the

BARRICK YEAR-END 2025	22	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
consideration in the transaction. We have also determined
the fair value of the non-controlling interest and performed a provisional allocation of the purchase price to identified
assets and liabilities.
The tables below present the provisional allocation
of the purchase price to the assets and liabilities acquired.
This allocation is provisional as we have not had sufficient time to complete the final analysis and allocation of fair
values, primarily the property, plant and equipment, and we
expect to complete this process in 2026.

($ millions)
Fair value of Loulo-Gounkoto (100%)	$3,220
Fair value of Loulo-Gounkoto (80%)	2,576

Provisional fair value allocation at acquisition
Cash	$71
Other current assets	154
Inventory	629
Property, plant and equipment	3,131
Other long-term assets	120
Total assets	$4,105
Current liabilities	$347
Deferred income tax liabilities	474
Lease liabilities	17
Provisions	47
Other liability to Loulo-Gounkoto NCI	240
Total liabilities	$1,125
Non-controlling interests	404
Net assets acquired	$2,576
We primarily used a discounted cash flow model (being the
net present value of expected future cash flows) to
determine the fair value of the mining interests and used a
depreciated replacement cost approach in determining the
fair value of property, plant and equipment. Expected future cash flows are based on estimates of future gold prices
inclusive of a $3,000/oz long-term gold price and projected
future revenues, estimated quantities of ore reserves and
mineral resources, including expected conversions of
resources to reserves, expected future production costs
and capital expenditures based on the life of mine plans for the mines as at the acquisition date. A WACC of 16% was
applied in the discounted cash flow model.
Since it has been consolidated from December 16,
2025, Loulo-Gounkoto contributed revenue of $505 million
and net income of $16 million for the year ended
December 31, 2025. If the acquisition had occurred on
January 1, 2025, consolidated revenue and consolidated
net income would have been $1,036 million and
$484 million, respectively. The fair value of accounts
receivable was $92 million (included in other current assets)
as at December 16, 2025, which was equivalent to the
contractual amount.
b)    Tongon
On October 6, 2025, Barrick announced that it reached an
agreement to sell its interests in the Tongon gold mine
(“Tongon”) and certain of its exploration properties in Côte
d’lvoire to the Atlantic Group for total consideration of up to
$305 million. The consideration is composed of cash
consideration of $192 million, inclusive of a $23 million
shareholder loan repayment within six months of closing,
and contingent cash payments totaling up to $113 million
payable based on the price of gold over 2.5 years and
resource conversions over 5 years. The transaction closed
on December 1, 2025 and we recognized a gain on sale of
$134 million and contingent consideration of $113 million in
Q4 2025.
c)    Hemlo
On September 11, 2025, Barrick announced that it reached
an agreement to sell the Hemlo Gold Mine (“Hemlo”) in
Canada to Carcetti Capital Corp., which was renamed to
Hemlo Mining Corp. (“HMC”). The sale agreement provides
for gross proceeds of up to $1.09 billion, consisting of
$875 million of cash proceeds due on closing, HMC shares
with an aggregate value of $50 million, and a production
and tiered gold price-linked cash payment structure of up to
$165 million starting in January 2027 for a five-year term.
The transaction closed on November 26, 2025 and we
recognized a gain on sale of $545 million and contingent
consideration of $22 million in Q4 2025.
d)    Alturas
On August 8, 2025, Barrick announced that it reached an
agreement to sell the Alturas Project in Chile to a subsidiary of Boroo Pte Ltd (Singapore) (“Boroo”) for an up-front cash
payment of $50 million. In addition, Barrick was granted a
0.5% net smelter return royalty on gold and silver produced
from the Project, which will terminate once 2 million ounces of gold and gold-equivalent have been produced. Boroo
may repurchase the royalty within four years from closing
for $10 million. The transaction closed on November 7,
2025 and we recognized a gain on sale of $53 million in Q4
2025.
e)    Donlin Gold
On April 22, 2025, Barrick announced it entered into an
agreement to sell its 50% interest in the Donlin Gold project located in Alaska, USA to affiliates of Paulson Advisers LLC and NOVAGOLD Resources Inc. (“NOVAGOLD”) for total
cash consideration of $1 billion. In addition, Barrick has
granted NOVAGOLD an option to purchase the outstanding
debt owed to Barrick (value of $168 million as at
December 31, 2025, classified as FVPL and presented in
Other Assets) in connection with the Donlin Gold project for
$90 million if purchased prior to closing, or for $100 million if purchased within 18 months from closing, when the option
expires. If that option is not exercised, the debt will remain outstanding, substantially in accordance with its existing
terms which would largely defer repayment to the
commencement of production.
The transaction closed on June 3, 2025 and we
recognized a gain on sale of $745 million in Q2 2025. In
addition, NOVAGOLD did not exercise the option to
purchase the outstanding debt owed to Barrick at closing,
but retains the option to purchase the outstanding debt for
$100 million within 18 months from closing.

BARRICK YEAR-END 2025	23	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
5 ■ Segment Information

Barrick’s business is organized into fourteen minesites. Barrick’s CODM (Mark Bristow, President and Chief Executive Officer
until September 29, 2025 and Mark Hill, Group Chief Operating Officer and Interim President and Chief Executive Officer
thereafter) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite level. Our presentation of our reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo,
Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold mines, have been grouped into an “Other Mines” category and will not be reported on individually.
Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2025	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$4,024	$1,511	$374	$13	$10	$2,116
Cortez[2]	2,686	934	278	7	7	1,460
Turquoise Ridge[2]	1,984	660	201	—	(8)	1,131
Pueblo Viejo[2]	2,300	717	311	4	13	1,255
Loulo-Gounkoto[2,3]	505	448	38	1	144	(126)
Kibali	1,040	330	138	—	45	527
Lumwana	1,487	591	286	—	14	596
North Mara[2]	1,024	324	100	1	33	566
Bulyanhulu[2]	659	249	65	—	9	336
Reportable segment total	$15,709	$5,764	$1,791	$26	$267	$7,861
Other Mines[2]	2,392	904	218	6	30	1,234
Share of equity investee	(1,040)	(330)	(138)	—	(45)	(527)
Segment total	$17,061	$6,338	$1,871	$32	$252	$8,568
Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2024	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$3,041	$1,522	$307	$12	$11	$1,189
Cortez[2]	1,725	752	253	9	6	705
Turquoise Ridge[2]	1,177	603	179	6	1	388
Pueblo Viejo[2]	1,429	629	295	4	8	493
Loulo-Gounkoto[2]	1,346	475	223	—	123	525
Kibali	743	281	134	—	12	316
Lumwana	855	460	244	—	16	135
North Mara[2]	770	312	83	—	57	318
Bulyanhulu[2]	495	234	63	—	5	193
Reportable segment total	$11,581	$5,268	$1,781	$31	$239	$4,262
Other Mines[2]	2,076	1,036	229	10	74	727
Share of equity investee	(743)	(281)	(134)	—	(12)	(316)
Segment total	$12,914	$6,023	$1,876	$41	$301	$4,673
1Includes accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31,
2025, accretion expense was $51 million (2024: $53 million).
2Includes non-controlling interest portion of revenues, cost of sales and segment income (loss) for the year ended December 31, 2025, for
Pueblo Viejo, $912 million, $412 million, $501 million (2024: $578 million, $370 million, $208 million), Nevada Gold Mines, $3,653 million,
$1,654 million, $1,984 million (2024: $2,539 million, $1,530 million, $989 million), North Mara and Bulyanhulu, $269 million, $118 million,
$143 million (2024: $203 million, $111 million, $81 million), Loulo-Gounkoto, $101 million, $97 million, $(74) million (2024: $269 million,
$140 million, $107 million) and Tongon, $42 million, $27 million, $13 million (2024: $41 million, $32 million, $1 million).
3Revenue and Cost of Sales for Loulo-Gounkoto for 2025 relates only to the periods of which we controlled the mine.

BARRICK YEAR-END 2025	24	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Reportable Segment Income to Income Before Income Taxes

For the years ended December 31	2025	2024
Reportable segment income	$7,861	$4,262
Segment income from Other Mines	1,234	727
Share of equity investees in reportable segment income	(527)	(316)
Other revenue	(105)	8
Other cost of sales/amortization	(56)	(62)
Exploration, evaluation and project expenses not attributable to segments	(335)	(351)
General and administrative expenses	(222)	(115)
Other income not attributable to segments	711	21
Impairment reversals (charges)	(12)	457
Loss on currency translation	(3)	(39)
Closed mine rehabilitation	(8)	(59)
Income from equity investees	444	241
Finance costs, net (includes non-segment accretion)	(176)	(179)
Gain (loss) on non-hedge derivatives	(1)	13
Income before income taxes	$8,805	$4,608
Geographic Information

	Non-current assets		Revenue[1]
	As at December 31, 2025	As at December 31, 2024	2025	2024
United States	$17,335	$17,305	$9,498	$6,616
Dominican Republic	5,230	5,163	2,300	1,429
Mali	3,337	3,441	505	1,346
Zambia	3,228	2,804	1,487	855
Tanzania	2,254	2,209	1,683	1,265
Democratic Republic of Congo	2,155	2,020	—	—
Chile	1,856	1,920	9	9
Pakistan	1,791	934	—	—
Argentina	1,667	1,667	766	683
Papua New Guinea	770	781	—	—
Saudi Arabia	412	403	—	—
Peru	78	64	—	—
Canada	49	522	302	320
Côte d'Ivoire	—	188	406	399
Unallocated	1,198	573	—	—
Total	$41,360	$39,994	$16,956	$12,922
1Geographic location is presented based on the location of the mine from which the product originated.

BARRICK YEAR-END 2025	25	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Capital Expenditures Information

	Segment Capital Expenditures[1]
	As at December 31, 2025	As at December 31, 2024
Carlin	$661	$818
Cortez	414	397
Turquoise Ridge	102	103
Pueblo Viejo	366	269
Loulo-Gounkoto	23	383
Kibali	154	127
Lumwana	689	457
North Mara	206	178
Bulyanhulu	163	150
Other Mines	282	261
Segment total	$3,060	$3,143
Other items not allocated to segments	896	274
Total	$3,956	$3,417
Share of equity investee	(154)	(127)
Total	$3,802	$3,290
1Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the consolidated statements of cash flow are presented on a cash basis. In 2025, cash expenditures were $3,821 million (2024: $3,174 million)
and the decrease in accrued expenditures was $19 million (2024: $116 million increase).
6 ■ Revenue

For the years ended December 31	2025	2024
Gold sales
Spot market sales	$14,438	$11,268
Concentrate sales	674	536
Provisional pricing adjustments	35	16
	$15,147	$11,820
Copper sales
Copper concentrate sales	$1,411	$871
Provisional pricing adjustments	64	(16)
	$1,475	$855
Other sales[1]	$334	$247
Total	$16,956	$12,922
1Revenues from the sale of by-products from our gold and
copper mines.
For the year ended December 31, 2025, the Company has
three customers that individually account for more than
10% of the Company’s total revenue. These customers
represent approximately 26%, 12% and 11% of total
revenue. However, because gold can be sold through
numerous gold market traders worldwide (including a large
number of financial institutions), the Company is not
economically dependent on a limited number of customers
for the sale of its product.
Principal Products
All of our gold mining operations produce gold in doré form, except Phoenix and Bulyanhulu, which produce both gold
doré and gold concentrate. Gold doré is unrefined gold
bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers.
Concentrate is a semi-processed product containing the
valuable metal minerals from which most of the waste
mineral has been removed. Our Lumwana mine produces a
concentrate (which primarily contains copper), and copper
cathodes. Our Phoenix mine produces a concentrate that
contains both gold and copper. Incidental revenues from the
sale of by-products, primarily copper, silver and energy at
our gold mines, are classified within other sales.
Provisional Copper and Gold Sales
We have provisionally priced sales for which price
finalization, referenced to the relevant copper and gold
index, is outstanding at the balance sheet date. Our
exposure at December 31, 2025 to the impact of future
movements in market commodity prices for provisionally
priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000s)		Impact on net income before taxation of 10% movement in market price
As at December 31	2025	2024	2025	2024
Copper pounds[1]	56	63	$30	$25
Gold ounces	29	48	13	13
1Amounts in thousands of tonnes: 2025: 25; 2024: 28.
At December 31, 2025, our provisionally priced copper
sales subject to final settlement were recorded at an
average price of $5.34/lb (2024: $4.04/lb). At December 31,
2025, our provisionally priced gold sales subject to final
settlement were recorded at an average price of $4,337/oz
(2024: $2,636/oz). The sensitivities in the above tables
have been determined as the impact of a 10% change in
commodity prices at each reporting date, while holding all
other variables, including foreign currency exchange rates,
constant.

BARRICK YEAR-END 2025	26	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
7 ■ Cost of Sales

	Gold		Copper		Other[4]		Total
For the years ended December 31	2025	2024	2025	2024	2025	2024	2025	2024
Site operating cost[1,2,3]	$5,056	$5,068	$477	$389	$—	$—	$5,533	$5,457
Depreciation[1]	1,588	1,641	285	245	33	29	1,906	1,915
Royalty expense	540	405	108	67	—	—	648	472
Mining and production taxes[5]	132	78	—	—		—	132	78
Community relations	41	34	5	5	—	—	46	39
Total	$7,357	$7,226	$875	$706	$33	$29	$8,265	$7,961
1Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value of $4 million (2024: $48 million). Refer to note 17.
2Site operating costs includes the costs of extracting by-products.
3Includes employee costs of $1,697 million (2024: $1,664 million).
4Other includes corporate amortization.
52024 figures have been changed to present mining and production taxes separately from site operating costs.
8 ■ Exploration, Evaluation and Project Expenses

For the years ended December 31	2025	2024
Global exploration and evaluation[1]	$220	$153
Project costs:
Reko Diq	11	126
Other	109	76
Minesite exploration and evaluation[1]	27	37
Total exploration, evaluation and project expenses	$367	$392
1Approximates the impact on operating cash flow.
9 ■ Other Expense (Income)

For the years ended December 31	2025	2024
Other Expense:
Severance costs	$50	$—
Litigation legal expenses	72	25
Litigation settlement accruals	91	—
Loulo-Gounkoto (note 35)[1]	625	84
Loss (gain) on warrant investments at FVPL	(1)	4
Bank charges	6	4
Loulo-Gounkoto reduced operations costs	136	—
Tanzania community relations projects[2]	10	40
Tax interest and penalties	—	62
Tongon customs and royalty settlements	—	60
Write-offs	41	—
Other	33	57
Total other expense	$1,063	$336
Other Income:
Gain on sale of non-current assets[3]	($1,477)	($24)
Twiga partnership economic benefits sharing adjustment	(10)	(22)
Remeasurement of contingent consideration	(41)	—
Insurance proceeds related to Pueblo Viejo	—	(46)
Loss (gain) on non-hedge derivatives	1	(13)
Interest income on other assets	(45)	(17)
Total other income	($1,572)	($122)
Total	($509)	$214
12024 amount relates to payment to the Government of Mali (“GoM”) to advance negotiations.
22025 amount relates to commitment for education program and 2024 amounts relate to commitment for road construction, both under the
Twiga partnership.
32025 includes a gain of $745 million related to the sale of the Donlin
Gold project, a gain of $546 million related to the sale of Hemlo, a gain of $134 million related to the sale of Tongon and a gain of $53 million related to the sale of the Alturas Project (refer to note 4 for further details).

10 ■ Impairment Charges (Reversals)

For the years ended December 31	2025	2024
Impairment charges (reversals) of non- current assets[1]	$12	($941)
Impairment of goodwill[1]	—	484
Total	$12	($457)
1Refer to note 21 for further details.
11 ■ General and Administrative Expenses

For the years ended December 31	2025	2024
Corporate administration	$103	$95
Share-based compensation	119	20
Total[1]	$222	$115
1Includes employee costs of $170 million (2024: $73 million).

BARRICK YEAR-END 2025	27	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
12 ■ Income Tax Expense

For the years ended December 31	2025	2024
Tax on profit
Current tax
Charge for the year	$2,062	$1,063
Adjustment in respect of prior years[1]	(26)	9
	$2,036	$1,072
Deferred tax
Origination and reversal of temporary differences in the current year	($379)	$478
Adjustment in respect of prior years[1]	(6)	(30)
	($385)	$448
Income tax expense	$1,651	$1,520
Tax expense related to operations
Current
Canada	$34	$8
International	2,002	1,064
	$2,036	$1,072
Deferred
Canada	($31)	$4
International	(354)	444
	($385)	$448
Income tax expense	$1,651	$1,520
1Includes adjustments to equalize the difference between prior year's tax return and the year-end provision.

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2025	2024
At 26.5% statutory rate	$2,334	$1,221
Increase (decrease) due to:
Allowances and special tax deductions[1]	(226)	(211)
Impact of foreign tax rates[2]	(314)	18
Non-deductible expenses / (non-taxable income)	130	111
Loulo-Gounkoto (note 35)	(324)	—
Goodwill impairment charges not tax deductible	—	145
Impact of non-current assets disposals	(258)	2
Net currency translation losses on current and deferred tax balances	41	52
Tax impact from pass-through entities and equity accounted investments	(535)	(263)
Current year tax results sheltered by previously unrecognized deferred tax assets	76	(5)
Recognition and derecognition of deferred tax assets	27	(26)
Settlements and adjustments in respect of prior years	2	116
Increase to income tax related contingent liabilities	(33)	1
Withholding taxes	160	70
Mining taxes	584	290
Tax impact of amounts recognized within accumulated OCI	(8)	—
Other items	(5)	(1)
Income tax expense	$1,651	$1,520
1We are able to claim certain allowances, incentives and tax deductions unique to extractive industries that result in a lower effective tax rate.
2We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.
      Currency Translation
Current and deferred tax balances are subject to
remeasurement for changes in foreign currency exchange
rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different
functional currency (typically US dollars). The most
significant relate to Argentine and Malian tax balances.
In 2025, a tax recovery of $26 million arose from
net translation gains on deferred tax balances in Mali (prior to their deconsolidation) and Argentina due to the
strengthening of the West African CFA, partially offset by
the weakening of the Argentine peso against the US dollar.
In 2024, a net tax expense of $52 million arose from
translation losses on tax balances, mainly due to the
weakening of the Argentine peso and the West African CFA
against the US dollar. These net translation losses are
included within income tax expense.
Withholding Taxes
In 2025, we have recorded $6 million (2024: $3 million
related to Saudi Arabia) of dividend withholding taxes
related to the undistributed earnings of our subsidiaries in
Saudi Arabia. We have also recorded $139 million (2024:
$45 million related to Saudi Arabia, Peru and the United
States) of dividend withholding taxes related to the
distributed earnings of our subsidiaries in Argentina, Côte
d’lvoire, Saudi Arabia, Tanzania and the United States.
Recognition of Deferred Tax Assets
In 2025, we utilized previously unrecognized deferred tax
assets in Canada in connection with the sale of Hemlo. The
transaction has resulted in a taxable gain that provided
sufficient Canadian taxable profit to support the utilization of a portion of previously unrecognized Canadian tax loss
carryforwards.
Outside of this transaction, it remains not probable
that sufficient future taxable profits will be available in
Canada to utilize the remaining deferred tax assets.
Accordingly, no additional tax loss carryforwards are
expected to be utilized in Canada in the foreseeable future.
Sale of Non-Current Assets
In 2025, we completed the sale of the Alturas project and
the Hemlo and Tongon mines (refer to note 4 for further
information). Income tax expense for the year was not
materially impacted by the gains on disposal of our interest in these assets. This was primarily attributable to the
availability of previously unrecognized tax attributes
alongside the non-taxable nature of certain capital
disposals under local tax regimes. Consequently, these
disposals represent a permanent difference between
accounting profit and taxable income.
Nevada Gold Mines (“NGM”)
NGM is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not
subject to federal income tax directly, but each of its
partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and
deferred income tax associated with the investment (61.5%
% share) following the principles outlined in IAS 12.

BARRICK YEAR-END 2025	28	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
United States Tax Reform
Under the Inflation Reduction Act signed in  August 2022,
the United States implemented a 15% corporate alternative
minimum tax (“CAMT”) on applicable financial statement
income, effective for tax years beginning after December
31, 2022, with CAMT credit carryforwards having an
indefinite life. Barrick is subject to CAMT as it meets the
requisite income thresholds for a foreign-parented multi-
national group.
While final regulations are still awaited, since its
introduction, Barrick has recognized a deferred tax asset
from the CAMT credit carryforwards anticipating recovery
against future US Federal Income Tax liabilities.
Organisation for Economic Co-operation and
Development (“OECD”) Pillar Two model rules
These rules apply to multinational enterprises with annual
consolidated revenues of at least €750 million in at least
two of the prior four fiscal years immediately preceding the relevant fiscal year, which is reflective of our status.
Canada enacted Pillar Two legislation in Q2 2024,
effective for fiscal years commencing on or after December
31, 2023. Other jurisdictions in which the group operates
have either enacted or are in the process of enacting similar legislation. On January 5, 2026, the OECD's Inclusive
Framework announced a package of administrative
guidance including new safe harbors and an extension of
the Transitional Country-by-Country Reporting Safe Harbor.
The guidance is intended to provide compliance
simplifications for multinational enterprises and will be
incorporated into the Commentary to the Global Anti-Base
Erosion Model Rules.
In terms of the income tax accounting, we have
applied the exception available under the amendments to
IAS 12 published by the IASB in May 2023 and are not
recognizing or disclosing information about deferred tax
assets and liabilities related to Pillar Two income taxes. Our review of Pillar Two for the current year, based on the
OECD’s Transitional Safe Harbour rules as implemented in
the Global Minimum Tax Act in Canada, has not identified
any material amounts to be accrued for 2025. We have
assessed the potential impact of these new safe harbors
and do not expect the updates to result in a material
incremental tax cost under the current application of the
standard. As the law is evolving, both in Canada and
elsewhere, we will continue to monitor the impact of this
legislation.
Mining Taxes
In addition to corporate income tax, we pay mining taxes in
the United States (Nevada), the Dominican Republic, and
Canada (Ontario). NGM is subject to a Net Proceeds of
Minerals tax in Nevada at a rate of 5% and the tax expense
recorded in 2025 was $282 million (2024: $145 million). The
other significant mining tax is the Dominican Republic’s Net
Profits Interest tax, which is determined based on cash
flows as defined by the Pueblo Viejo Special Lease
Agreement. A tax expense of $283 million (2024: $134
million) was recorded for this in 2025. Both taxes are
included on a consolidated basis in the Company's
consolidated statements of income.
Impairments
In 2025, we recorded net impairment charges of $12 million
(2024: net impairment reversals of $941 million) for non-
current assets. Refer to note 21 for further information.
A deferred tax expense of $nil (2024: deferred tax
expense of $321 million primarily related to the impairment
reversals at Lumwana and Veladero) was recorded.
13 ■ Earnings Per Share

For the years ended December 31 ($ millions, except shares in millions and per share amounts in dollars)	2025		2024
	Basic	Diluted	Basic	Diluted
Net income	$7,154	$7,154	$3,088	$3,088
Net income attributable to non-controlling interests	(2,161)	(2,161)	(944)	(944)
Net income attributable to the equity holders of Barrick Mining Corporation	$4,993	$4,993	$2,144	$2,144
Weighted average shares outstanding	1,707	1,707	1,751	1,751
Basic and diluted earnings per share data attributable to the equity holders of Barrick Mining Corporation	$2.93	$2.93	$1.22	$1.22

BARRICK YEAR-END 2025	29	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
14 ■ Finance Costs, Net

For the years ended December 31	2025	2024
Interest expense[1]	$409	$452
Amortization of debt issue costs	1	1
Amortization of premium	(1)	(1)
Interest on lease liabilities	4	4
Loss on interest rate hedges	1	1
Interest capitalized[2]	(55)	(33)
Accretion	89	89
Finance income	(221)	(281)
Total	$227	$232
1Interest in the consolidated statements of cash flow is presented on a cash basis. In 2025, cash interest paid was $291 million (2024: $380 million).
2For the year ended December 31, 2025, the general capitalization rate was 6.00% (2024: 6.40%).
15 ■ Cash Flow – Other Items

Operating Cash Flows - Other Items
For the years ended December 31	2025	2024
Adjustments for non-cash income statement items:
Loss (gain) on non-hedge derivatives	$1	($13)
Stock-based compensation expense	270	65
Loss (gain) on warrant investments at FVPL	(1)	4
Tanzania community relations projects[1]	10	37
Twiga partnership economic benefits sharing adjustment	(10)	(22)
Insurance proceeds related to Pueblo Viejo	—	(46)
Change in estimate of rehabilitation costs at closed mines	(28)	15
Inventory impairment charges (note 17)	3	34
Non-cash revenue recognized on Pueblo Viejo gold and silver streaming agreement	(68)	(35)
Remeasurement of contingent consideration	(41)	—
Litigation settlement accruals	91	—
Change in other assets and liabilities	(307)	(56)
Settlement of stock-based compensation	(117)	(66)
Settlement of rehabilitation obligations	(178)	(197)
Other operating activities	($375)	($280)
Cash flow arising from changes in:
Accounts receivable	($45)	($4)
Inventory	214	(172)
Value added taxes receivable[2]	(172)	(298)
Other current assets	(69)	59
Accounts payable	(53)	48
Other current liabilities	102	(15)
Change in working capital	($23)	($382)
12024 amounts relate to commitment for road construction under the Twiga partnership.
2Excludes $175 million (2024: $107 million) of VAT receivables that were settled against offsetting of income taxes payable and $97 million
(2024: $41 million) of VAT receivables that were settled against offsetting of other duties and liabilities.

BARRICK YEAR-END 2025	30	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
16 ■ Investments

Equity Accounting Method Investment Continuity
	Kibali	Jabal Sayid	Zaldívar	Porgera	Other	Total
At January 1, 2024	$2,119	$391	$874	$703	$46	$4,133
Investment in equity accounting method investment	—	—	—	7	—	7
Equity pick-up (loss) from equity investees	108	119	1	22	(2)	248
Funds invested	—	—	—	55	4	59
Dividends received from equity investees	(88)	(109)	—	—	(1)	(198)
Non-cash dividends received from equity investees[1]	(124)	—	—	—	—	(124)
Equity earnings adjustment	—	—	—	(7)	—	(7)
Shareholder loan repayment	—	—	—	—	(6)	(6)
At December 31, 2024	$2,015	$401	$875	$780	$41	$4,112
Equity pick-up (loss) from equity investees	203	139	(26)	121	—	437
Funds invested	—	—	—	—	1	1
Dividends received from equity investees	(67)	(130)	—	—	(2)	(199)
Equity earnings adjustment	—	—	—	7	—	7
Shareholder loan repayment	—	—	—	(138)	(4)	(142)
At December 31, 2025	$2,151	$410	$849	$770	$36	$4,216
1      Includes a non-cash dividend distributed as JV receivable. Refer to note 18 and note 22.

Summarized Equity Investee Financial Information
	Kibali		Jabal Sayid		Zaldívar		Porgera
For the years ended December 31	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	$2,311	$1,650	$633	$544	$790	$714	$1,291	$445
Cost of sales (excluding depreciation)	753	639	221	188	658	517	442	191
Depreciation	303	294	55	48	189	178	133	58
Finance expense (income)	69	77	1	1	6	7	33	(21)
Other expense (income)	54	49	1	—	14	2	(2)	7
Income (loss) before income taxes	$1,132	$591	$355	$307	($77)	$10	$685	$210
Income tax (expense) recovery	(678)	(346)	(76)	(69)	26	(8)	(218)	(82)
Net income (loss)	$454	$245	$279	$238	($51)	$2	$467	$128
Other comprehensive loss	—	—	—	—	(1)	(4)	—	—
Total comprehensive income (loss)	$454	$245	$279	$238	($52)	($2)	$467	$128
Net income (loss) (net of non-controlling interests)	$406	$216	$279	$238	($51)	$2	$467	$128

Summarized Balance Sheet
	Kibali		Jabal Sayid		Zaldívar		Porgera
For the years ended December 31	2025	2024	2025	2024	2025	2024	2025	2024
Cash and equivalents	$244	$89	$129	$105	$87	$97	$155	$91
Other current assets[1]	303	309	172	163	598	659	346	258
Total current assets	$547	$398	$301	$268	$685	$756	$501	$349
Non-current assets	3,831	3,851	392	395	1,803	1,762	3,158	3,106
Total assets	$4,378	$4,249	$693	$663	$2,488	$2,518	$3,659	$3,455
Current financial liabilities (excluding trade, other payables & provisions)	$679	$968	$4	$1	$50	$78	$28	$20
Other current liabilities	489	351	104	96	165	103	183	123
Total current liabilities	$1,168	$1,319	$108	$97	$215	$181	$211	$143
Non-current financial liabilities (excluding trade, other payables & provisions)	75	62	2	1	5	7	—	1
Other non-current liabilities	836	875	7	8	555	565	818	806
Total non-current liabilities	$911	$937	$9	$9	$560	$572	$818	$807
Total liabilities	$2,079	$2,256	$117	$106	$775	$753	$1,029	$950
Net assets	$2,299	$1,993	$576	$557	$1,713	$1,765	$2,630	$2,505
Net assets (net of non-controlling interests)	$2,078	$1,806	$576	$557	$1,713	$1,765	$2,630	$2,505
1Zaldívar other current assets include inventory of $365 million (2024: $545 million).

BARRICK YEAR-END 2025	31	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and local GAAP and fair value adjustments on acquisition of equity in investees.

Reconciliation of Summarized Financial Information to Carrying Value
	Kibali	Jabal Sayid	Zaldívar	Porgera
Opening net assets (net of non-controlling interests)	$1,806	$557	$1,765	$2,505
Income (loss) for the period (net of non-controlling interests)	406	279	(51)	467
Dividends received from equity investees	(134)	(260)	—	—
Dividends to other shareholders	—	—	—	(61)
Other comprehensive loss	—	—	(1)	—
Shareholder loan repayment	—	—	—	(276)
Other	—	—	—	(5)
Closing net assets (net of non-controlling interests), December 31	$2,078	$576	$1,713	$2,630
Barrick's share of net assets	1,040	287	857	770
Equity earnings adjustment	—	—	(10)	—
Other comprehensive loss	—	—	2	—
Goodwill recognition	1,111	123	—	—
Carrying value	$2,151	$410	$849	$770
17 ■ Inventories

	Gold		Copper
	As at December 31, 2025	As at December 31, 2024	As at December 31, 2025	As at December 31, 2024
Raw materials
Ore in stockpiles	$3,019	$2,847	$283	$205
Ore on leach pads	558	470	—	—
Mine operating supplies	606	707	76	52
Work in process	181	136	—	—
Finished products[1]	130	258	7	50
	$4,494	$4,418	$366	$307
Non-current ore in stockpiles and on leach pads[2]	(2,577)	(2,616)	(215)	(167)
	$1,917	$1,802	$151	$140
1On January 2, 2025, an interim attachment order was issued by the Senior Investigating Judges of the Pôle National Économique et
Financier (“Pôle Économique”) against the existing gold stock on the site of the Loulo-Gounkoto mining complex. On January 11, 2025, the gold was removed from the site to a custodial bank. This gold doré had a carrying value of $92 million at the time of its removal and was included in finished products as at December 31, 2024. This gold doré was part of the acquired assets when Barrick regained control of the
Loulo-Gounkoto mining complex on December 16, 2025 and was sold before the end of the 2025 year.  Refer to notes 4 and 35 for further details.
2Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

Inventory Impairment Charges
For the years ended December 31	2025	2024
Cortez	$3	$28
Carlin	—	17
Long Canyon	1	2
Phoenix	—	1
Inventory impairment charges	$4	$48

BARRICK YEAR-END 2025	32	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Ore in Stockpiles	As at December 31, 2025	As at December 31, 2024
Gold
Carlin	$1,184	$1,045
Pueblo Viejo	835	811
Loulo-Gounkoto	166	126
Turquoise Ridge	267	297
Cortez	221	206
North Mara	174	182
Phoenix	138	114
Veladero	33	48
Tongon	—	17
Bulyanhulu	1	1
Copper
Lumwana	283	205
	$3,302	$3,052

Ore on Leach pads	As at December 31, 2025	As at December 31, 2024
Gold
Veladero	$228	$190
Carlin	147	148
Cortez	130	95
Turquoise Ridge	34	34
Long Canyon	—	3
Phoenix	19	—
	$558	$470
Purchase Commitments
At December 31, 2025, we had purchase obligations for supplies and consumables of approximately $3,837 million
(2024: $1,621 million).
18 ■ Accounts Receivable and Other Current Assets

	As at December 31, 2025	As at December 31, 2024
Accounts receivable
Amounts due from concentrate sales	$250	$204
Other receivables	541	559
	$791	$763
Other current assets
Value added taxes recoverable[1]	199	340
Prepaid expenses	192	150
Kibali JV Receivable[2]	133	260
Other[3]	128	103
	$652	$853
1Primarily includes VAT and fuel tax recoverables of $43 million in Zambia, $62 million in Mali, $nil in Côte d’Ivoire, $39 million in Tanzania,
$33 million in Argentina, $nil in Peru, and $16 million in the Dominican Republic (Dec. 31, 2024: $63 million, $100 million, $52 million, $41 million, $33 million, $23 million and $12 million, respectively).
2Refer to note 16 for further details.
32025 and 2024 balances include $50 million asset reflecting the final settlement of Zambian tax matters.

BARRICK YEAR-END 2025	33	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
19 ■ Property, Plant and Equipment

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,3]	Mining property costs not subject to depreciation[2,4]	Total
At January 1, 2025
Net of accumulated depreciation	$8,989	$15,085	$4,485	$28,559
Additions[5]	6	116	3,754	3,876
Capitalized interest	—	—	55	55
Acquisitions[6]	838	2,097	196	3,131
Divestitures[7]	(746)	(2,719)	(583)	(4,048)
Disposals	(2)	(1)	(5)	(8)
Depreciation	(1,103)	(1,096)	—	(2,199)
Impairment charges	(4)	(2)	(6)	(12)
Transfers[8]	1,017	1,489	(2,506)	—
At December 31, 2025	$8,995	$14,969	$5,390	$29,354

At December 31, 2025
Cost	$21,675	$34,943	$17,359	$73,977
Accumulated depreciation and impairments	(12,680)	(19,974)	(11,969)	(44,623)
Net carrying amount – December 31, 2025	$8,995	$14,969	$5,390	$29,354

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,3]	Mining property costs not subject to depreciation[2,4]	Total
At January 1, 2024
Cost	$19,121	$34,622	$17,113	$70,856
Accumulated depreciation and impairments	12,206	20,279	11,955	44,440
Net carrying amount – January 1, 2024	$6,915	$14,343	$5,158	$26,416
Additions[5]	21	135	3,092	3,248
Capitalized interest	—	—	33	33
Disposals	(8)	—	(1)	(9)
Depreciation	(1,052)	(1,018)	—	(2,070)
Impairment reversals (charges)	347	602	(8)	941
Transfers[8]	2,766	1,023	(3,789)	—
At December 31, 2024	$8,989	$15,085	$4,485	$28,559

At December 31, 2024
Cost	$21,773	$35,740	$16,448	$73,961
Accumulated depreciation and impairments	(12,784)	(20,655)	(11,963)	(45,402)
Net carrying amount – December 31, 2024	$8,989	$15,085	$4,485	$28,559
1Additions include $31 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2025 (2024:
$20 million). Depreciation includes depreciation for leased right-of-use assets of $15 million for the year ended December 31, 2025 (2024:
$17 million). The net carrying amount of leased right-of-use assets was $45 million as at December 31, 2025 (2024: $53 million).
2Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
3Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.
4Assets not subject to depreciation include construction-in-progress, projects and acquired mineral resources and exploration potential at operating minesites and development projects.
5Additions include revisions to the capitalized cost of closure and rehabilitation activities.
6Relates to the acquisition of our Loulo-Gounkoto mine. Refer to notes 4 and 35 for further details.
7Primarily relates to the divestment of our Hemlo and Tongon mines, Donlin Gold project and the deconsolidation of our Loulo-Gounkoto mine upon loss of control. Refer to notes 4 and 35 for further details.
8Primarily relates to non-current assets that are transferred between categories within PP&E once they are placed into service.

BARRICK YEAR-END 2025	34	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
a)   Mining Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2025	Carrying amount at Dec. 31, 2024
Construction-in-progress[1]	$2,190	$1,856
Acquired mineral resources and exploration potential	53	53
Projects
Pascua-Lama	721	725
Norte Abierto	701	686
Reko Diq	1,725	914
Donlin Gold	—	251
	$5,390	$4,485
1Represents assets under construction at our operating
minesites.
b)   Changes in Gold and Copper Mineral Life of Mine
Plan
As part of our annual business cycle, we prepare updated
estimates of proven and probable gold and copper mineral
reserves and the portion of resources considered probable
of economic extraction for each mineral property. This
forms the basis for our LOM plans. We prospectively revise
calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the
denominator is our LOM ounces. The effect of changes in
our LOM on amortization expense for 2025 was a $10
million decrease (2024: $21 million decrease).
c)   Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of
approximately $2,329 million at December 31, 2025 (2024:
$605 million) for construction activities at our sites and
projects.
d)   Other Lease Disclosure
The Company leases various buildings, plant and
equipment as part of the normal course of operations.
Lease terms are negotiated on an individual basis and
contain a wide range of different terms and conditions.
Refer to note 25 for a lease maturity analysis. Included in
net income for 2025 are short-term payments and variable
lease payments not included in the measurement of lease
liabilities of $10 million (2024: $9 million) and $165 million
(2024: $203 million), respectively.
20 ■ Goodwill and Other Intangible Assets

a) Intangible Assets
	Water rights[1]	Technology[2]	Exploration potential[3]	Total
Opening balance January 1, 2024	$61	$6	$82	$149
Amortization and impairment losses	—	(1)	—	(1)
Closing balance December 31, 2024	$61	$5	$82	$148
Amortization and impairment losses	—	—	—	—
Closing balance December 31, 2025	$61	$5	$82	$148
Cost	$61	$17	$252	$330
Accumulated amortization and impairment losses	—	(12)	(170)	(182)
Net carrying amount December 31, 2025	$61	$5	$82	$148
1Relates to water rights in South America, and will be amortized through cost of sales when we begin using these in the future.
2The amount is amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
3Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences.

BARRICK YEAR-END 2025	35	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
b) Goodwill

	Closing balance December 31, 2024	Disposals	Closing balance December 31, 2025
Carlin	$1,294	$—	$1,294
Cortez	899	—	899
Turquoise Ridge	722	—	722
Phoenix	119	—	119
Hemlo	63	(63)	—
Total	$3,097	($63)	$3,034
On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost	$10,476
Accumulated impairment losses December 31, 2025	(7,442)
Net carrying amount December 31, 2025	$3,034

21 ■ Impairment and Reversal of Non-Current Assets

Summary of impairments (reversals)
For the year ended December 31, 2025, we recorded a net
impairment of $12 million (2024: net impairment reversal of
$941 million) for non-current assets and $nil (2024: $484
million) of impairment to goodwill, as summarized in the
following table:

For the years ended December 31	2025	2024
Lumwana	$—	($655)
Veladero	—	(437)
Carlin	6	82
Long Canyon	—	49
Pueblo Viejo	1	10
Cortez	4	9
Other	1	1
Total impairment charges (reversals) of non-current assets	$12	($941)
Loulo-Gounkoto goodwill	—	484
Total goodwill impairment charges	$—	$484
Total impairment charges (reversals)	$12	($457)
2025 Indicators of Impairment and Reversals
In Q4 2025, as per our policy, we performed our annual
goodwill impairment test as required by IAS 36 and
identified no impairments. For certain CGUs a prior year
calculation of the recoverable amount was used for the
annual goodwill impairment test, since all criteria described in note 2o were satisfied (Carlin, Cortez and Turquoise
Ridge used 2023 recoverable amount; Phoenix used 2024
recoverable amount).  Also in Q4 2025, we reviewed the
updated LOM plans for our other operating minesites for
indicators of impairment or reversal.
2024 Indicators of Impairment and Reversals
In Q4 2024, as per our policy, we performed our annual
goodwill impairment test as required by IAS 36 and
identified a goodwill impairment at Loulo-Gounkoto. For
certain CGUs a prior year calculation of the recoverable
amount was used for the annual goodwill impairment test,
since all criteria described in note 2o were satisfied (Carlin,
Cortez and Turquoise Ridge used 2023 recoverable
amount). Also, in Q4 2024, we reviewed the updated LOM
plans for our other operating minesites for indicators of
impairment or reversal. We noted indicators of impairment
reversal at our Lumwana and Veladero mines and of
impairment at our Carlin and Long Canyon mines. The key
assumptions used in these impairment assessments are
detailed below.
Loulo-Gounkoto
The Company and the Government of Mali had been
engaged in an ongoing dispute over the existing mining
conventions of Somilo and Gounkoto (together, the
“Conventions”). On January 14, 2025, due to the
restrictions imposed by the Government of Mali on gold
shipments, the Company announced that the Loulo-
Gounkoto mining complex would temporarily suspend
operations (refer to note 35 for more information). In Q4
2024, we determined that the carrying value of
$3,564 million exceeded the FVLCD. We recorded a
goodwill impairment of $484 million based on a FVLCD of
$3,080 million.
Lumwana
In Q4 2024, we updated the LOM plan for Lumwana and we
observed an increase in the mine’s discounted cash flows
reflecting the increased confidence of the Super Pit
Expansion following the completion of the feasibility study
and higher copper price assumptions. We determined that
this was an indicator of impairment reversal and concluded
that the mine’s FVLCD exceeded its carrying value. We
recorded a partial non-current asset impairment reversal of
$655 million.
Veladero
In Q4 2024, we updated the LOM plan for Veladero and we
observed an increase in the mine’s discounted cash flows
reflecting higher gold prices and a decrease in the WACC
primarily due to lower country risk. We determined that this was an indicator of impairment reversal and concluded that
the mine’s FVLCD exceeded its carrying value and we
recorded a non-current asset impairment reversal of $437
million, which represents a full reversal of the non-current asset impairments recorded in 2018 and 2022.
Carlin
In Q4 2024, we updated the LOM plan for Carlin and
identified that due to a change in the mine plan, an area of the Goldstrike open pit was no longer economic to be

BARRICK YEAR-END 2025	36	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
mined. As a result, we identified a non-current asset
impairment of $82 million related to a capitalized stripping asset that no longer had a future benefit.
Long Canyon
In Q4 2024, we decided to place the mine in closure and
remove the associated mineral resources from our
December 31, 2024 Mineral Reserves and Resources
statement. As a result, we identified a non-current asset
impairment of $49 million on assets that no longer had a
future benefit.
Key Assumptions
Recoverable amount has been determined based on the
estimated FVLCD, which has been determined to be
greater than the VIU amounts. The key assumptions and
estimates used in determining the FVLCD are related to
future metal prices, WACC, NAV multiples for gold assets,
operating costs, capital expenditures, closure costs, future production levels, continued license to operate, and the
expected start of production for our projects. In addition,
assumptions are related to observable market evaluation
metrics, including identification of comparable entities, and associated market values per ounce or per pound of
reserves and/or resources, as well as the fair value of
mineral resources outside of LOM plans.
Gold
For the gold CGUs where a recoverable amount was
required to be determined, FVLCD was determined by
calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects
within the CGU (Level 3 of the fair value hierarchy). The
estimates of future cash flows were derived from the LOM
plans and, where the LOM plans exclude a material portion
of total reserves and resources, we assign value to
resources not considered in these models. Based on
observable market or publicly available data, including
equity sell-side analyst forecasts, we make an assumption
of future gold, copper and silver prices to estimate future
revenues. The future cash flows for each gold mine are
discounted using a real WACC, which reflects specific
market risk factors for each mine. Some gold companies
trade at a market capitalization greater than the NPV of
their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied
to the NPV to arrive at the trading price. The NAV multiple
is generally understood to take account of a variety of
additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan
or reserve and resource estimates, and the benefit of gold
price optionality. As a result, we applied a specific NAV
multiple to the NPV of each CGU within each gold segment
based on the NAV multiples observed in the market in
recent periods and that we judged to be appropriate to the
CGU.
Copper
For the copper CGU where a recoverable amount was
required to be determined, FVLCD was determined by
calculating the NPV of the future cash flows expected to be
generated by the mine and projects within the CGU (Level 3
of the fair value hierarchy). The estimates of future cash
flows were derived from the LOM plans, and may include
value attributed to potential projects that would have value to a market participant. Based on observable market or
publicly available data, including equity sell-side analyst
forecasts, we make an assumption of future copper prices
to estimate future revenues. The future cash flows for each
copper mine are discounted using a real WACC, which
reflects specific market risk factors for each mine.
Assumptions
The short-term and long-term gold and copper price
assumptions used in our fourth quarter 2025 and 2024
impairment testing are as follows:

	2025	2024
Gold price per oz (short-term)	$3,800	$2,400
Gold price per oz (long-term)	3,000	1,850
Copper price per lb (short-term)	4.80	4.25
Copper price per lb (long-term)	4.40	4.00
Neither the increase in the long-term gold price nor long-
term copper price assumption from 2024 were considered
an indicator of impairment reversal as the increased price
would not, in isolation, have resulted in the identification of an impairment reversal at our CGUs with reversible
impairments. The other key assumptions used in our
impairment testing, based on the CGUs tested in each year,
are summarized in the following table:

	2025	2024
WACC - gold (range)	5%-8%	5%-9%
WACC - gold (avg)	6%	6%
WACC - copper	9%	12%
NAV multiple - gold (avg)	1.2	1.2
LOM years - gold (avg)	24	21
Sensitivities
Should there be a significant increase or decline in
commodity prices, we would take actions to assess the
implications on our LOM plans, including the determination
of reserves and resources, and the appropriate cost
structure for the CGU. The recoverable amount of the CGU
would be affected by these changes and also be impacted
by other market factors such as changes in NAV multiples
and the value per ounce or pound of comparable market
entities.
We performed a sensitivity analysis on each gold
CGU that was tested for impairment, as well as those gold
CGUs which we believe are most sensitive to changes in
the key assumptions.  We flexed the gold prices, WACC
and NAV multiple, which are the most significant
assumptions that impact the impairment calculations. We
first assumed a +/- $100 per ounce change in our gold price
assumptions, while holding all other assumptions constant.
We then assumed a +/-1% change in our WACC,
independent from the change in gold prices, while holding
all other assumptions constant. Finally, we assumed a +/-
0.1 change in the NAV multiple, while holding all other
assumptions constant. These sensitivities help to determine
the theoretical impairment losses that would be recorded
with these changes in gold prices, WACC and NAV multiple.
None of those changes would result in an impairment loss.
We also performed a sensitivity analysis on
Zaldívar. We flexed the copper prices and the WACC, which
are the most significant assumptions that impact the
impairment calculations. We first assumed a +/- $0.25 per
pound change in our copper price assumptions, while
holding all other assumptions constant. We then assumed a
+/-1% change in our WACC, independent from the change
in copper prices, while holding all other assumptions

BARRICK YEAR-END 2025	37	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
constant. These sensitivities help to determine the
theoretical impairment losses that would be recorded with
these changes in copper prices and WACC.  If the copper
price per pound was decreased by $0.25, a non-current
asset impairment of $108 million would have been
recognized. No other changes would result in an
impairment loss.
The carrying value of the CGUs that are most
sensitive to changes in the key assumptions used in the
FVLCD calculation are:

As at December 31, 2025	Carrying Value
Loulo-Gounkoto	$2,522
Kibali[1]	2,484
Lumwana	2,767
Zaldívar	849
1Kibali’s carrying value is comprised of the equity investment and JV receivable.
22 ■ Other Assets

	As at December 31, 2025	As at December 31, 2024
Value added taxes receivable[1]	$192	$222
Other investments[2]	131	42
Notes receivable[3]	247	217
Norte Abierto JV partner receivable and contingent consideration	71	51
Restricted cash[4]	101	65
Contingent consideration[5]	169	—
Kibali JV receivable[6]	200	202
Prepayments[7]	317	234
PV resettlement receivable	164	86
Other	181	176
	$1,773	$1,295
1Includes VAT and fuel tax receivables of $114 in Mali, $4 million in Argentina, $1 million in Tanzania, $55 million in Chile and
$18 million in Peru. (Dec. 31, 2024: $100 million, $6 million,
$69 million, $47 million, and $nil, respectively).
2Includes equity investments in other mining companies.
3Primarily represents the interest bearing promissory note due from NOVAGOLD.
4Primarily represents the cash balance at Pueblo Viejo that is contractually restricted in respect of disbursements for
environmental rehabilitation, which are expected to occur near the end of Pueblo Viejo’s mine life.
5Primarily includes contingent consideration relating to the divestments of the Tongon mine, Hemlo mine and Alturas
project. Refer to note 4 for further details.
6Refer to note 16 for further details.
7Primarily relates to prepaid royalties at Carlin and Pueblo Viejo.
23 ■ Accounts Payable

	As at December 31, 2025	As at December 31, 2024
Accounts payable	$646	$655
Accruals	905	673
Payroll accruals	308	285
	$1,859	$1,613
24 ■ Other Current Liabilities

	As at December 31, 2025	As at December 31, 2024
Provision for environmental rehabilitation (note 27b)	$181	$226
Deposit on Pueblo Viejo gold and silver streaming agreement	36	40
Share-based payments (note 34)	192	54
Derivative liabilities (note 25c)	89	—
Pueblo Viejo JV partner shareholder loan (note 29)	52	60
Other	166	80
	$716	$460

BARRICK YEAR-END 2025	38	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
25 ■ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 18); and
restricted share units (note 34a).
a) Cash and Equivalents
Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

	As at December 31, 2025	As at December 31, 2024
Cash deposits	$5,369	$3,120
Term deposits	1,337	954
	$6,706	$4,074
Of total cash and cash equivalents as of December 31, 2025, $nil (2024: $nil) was held in subsidiaries which have regulatory or contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

BARRICK YEAR-END 2025	39	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
b) Debt and Interest1

	Closing balance December 31, 2024	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2025
5.7% notes[3,10]	$844	$—	$—	$—	$844
5.25% notes[4]	373	—	—	—	373
5.80% notes[5,10]	397	—	—	2	399
6.35% notes[6,10]	595	—	—	—	595
Other fixed rate notes[7,10]	1,042	—	(2)	2	1,042
Leases[8]	59	—	(12)	—	47
Other debt obligations	574	—	(12)	(4)	558
5.75% notes[9,10]	845	—	—	—	845
	$4,729	$—	($26)	$—	$4,703
Less: current portion[11]	(24)				(56)
	$4,705				$4,647

	Closing balance December 31, 2023	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2024
5.7% notes[3,10]	$844	$—	$—	$—	$844
5.25% notes[4]	373	—	—	—	373
5.80% notes[5,10]	396	—	—	1	397
6.35% notes[6,10]	595	—	—	—	595
Other fixed rate notes[7,10]	1,042	—	—	—	1,042
Leases[8]	56	—	(14)	17	59
Other debt obligations	576	—	—	(2)	574
5.75% notes[9,10]	844	—	—	1	845
	$4,726	$—	($14)	$17	$4,729
Less: current portion[11]	(11)				(24)
	$4,715				$4,705
1The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow
Barrick, at its option, to redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.
2Amortization of debt premium/discount and increases (decreases) in capital leases.
3Consists of $850 million (2024: $850 million) of our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) notes due 2041.
4Consists of $375 million (2024: $375 million) of 5.25% notes which mature in 2042.
5Consists of $400 million (2024: $400 million) of 5.80% notes which mature in 2034.
6Consists of $600 million (2024: $600 million) of 6.35% notes which mature in 2036.
7Consists of  $1.1 billion (2024: $1.1 billion) in conjunction with our wholly-owned subsidiary BNAF and our wholly-owned subsidiary Barrick
(PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $250 million (2024: $250 million) of BNAF notes due 2038 and $805 million
(2024: $807 million) of BPDAF notes due 2039.
8Consists primarily of leases at Nevada Gold Mines, $9 million, Loulo-Gounkoto, $17 million, Veladero, $2 million, Lumwana, $1 million,
Hemlo, $nil, North Mara, $4 million, Tongon, $nil, and Reko Diq, $9 million (2024: $12 million, $18 million, $2 million, $1 million, $9 million,
$4 million, $5 million, $nil, respectively).
9Consists of $850 million (2024: $850 million) in conjunction with our wholly-owned subsidiary BNAF.
10We provide an unconditional and irrevocable guarantee on all BNAF, BPDAF, Barrick Gold Finance Company (“BGFC”), and Barrick (HMC)
Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC, and BHMC notes issued, which rank equally with our other unsecured and unsubordinated obligations.
11The current portion of long-term debt consists of $9 million of leases (2024: $13 million) and $47 million of other debt obligations (2024: $11 million).

BARRICK YEAR-END 2025	40	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
5.7% Notes
In June 2011, BNAF issued an aggregate of $4.0 billion in
debt securities including $850 million of 5.70% notes that
mature in 2041 issued by BNAF (collectively, the “BNAF
Notes”). Barrick provides an unconditional and irrevocable
guarantee of the BNAF Notes, which rank equally with
Barrick’s other unsecured and unsubordinated obligations.
5.25% Notes
On April 3, 2012, we issued an aggregate of $2 billion in
debt securities including $750 million of 5.25% notes that
mature in 2042. During 2022, $375 million of the 5.25%
notes was repaid.
Other Fixed Rate Notes
On October 16, 2009, we issued debentures through our
wholly-owned indirect subsidiary BPDAF consisting of $850
million of 30-year notes with a coupon rate of 5.95%. We
also provide an unconditional and irrevocable guarantee of
these payments, which rank equally with our other
unsecured and unsubordinated obligations. During 2023,
$43 million of the 5.95% notes was repaid. During 2025,
$2 million of the 5.95% notes was repaid.
In September 2008, we issued an aggregate of
$1.25 billion of notes through our wholly-owned indirect
subsidiaries BNAF and BGFC including $250 million of 30-
year notes with a coupon rate of 7.5%. We also provide an
unconditional and irrevocable guarantee of these payments,
which rank equally with our other unsecured and
unsubordinated obligations.
5.75% Notes
On May 2, 2013, we issued an aggregate of $3 billion in
notes through Barrick and our wholly-owned indirect
subsidiary BNAF including $850 million of 5.75% notes
issued by BNAF that mature in 2043. $2 billion of the net
proceeds from this offering was used to repay amounts
outstanding under our revolving Credit Facility at that time.
We provide an unconditional and irrevocable guarantee on
the $850 million of 5.75% notes issued by BNAF, which
rank equally with our other unsecured and unsubordinated
obligations.
Credit Facility
In May 2025, we completed an update of the credit and
guarantee agreement (the “Credit Facility”) with certain
Lenders, which requires such Lenders to make available to
us a credit facility of $3.0 billion or the equivalent amount in
Canadian dollars. The Credit Facility, which is unsecured,
currently has an interest rate of Secured Overnight
Financing Rate (“SOFR”) plus 1.00% on drawn amounts,
and a standby rate of 0.09% on undrawn amounts. The
Credit Facility incorporates sustainability-linked metrics
which are made up of annual environmental and social
performance targets directly influenced by Barrick's actions, rather than based on external ratings. The performance
targets include Scope 1 and Scope 2 greenhouse gas
emissions intensity, water use efficiency (reuse and
recycling rates), and total recordable injury frequency rate.
Barrick may incur positive or negative pricing adjustments
on drawn credit spreads and standby fees based on its
sustainability performance versus the targets that have
been set. As part of the update, the termination date of the
Credit Facility was extended from May 2029 to May 2030.
The Credit Facility was undrawn as at December 31, 2025.

Interest

	2025		2024
For the years ended December 31	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]
5.7% notes	$49	5.74%	$49	5.74%
5.25% notes	20	5.29%	20	5.29%
5.80% notes	23	5.85%	23	5.85%
6.35% notes	38	6.41%	38	6.41%
Other fixed rate notes	68	6.41%	68	6.41%
Leases	4	6.60%	4	8.16%
Other debt obligations	34	6.17%	35	6.17%
5.75% notes	49	5.79%	49	5.79%
Deposits on Pascua-Lama silver sale agreement (note 29)	5	2.82%	5	2.82%
Deposits on Pueblo Viejo gold and silver streaming agreement (note 29)	18	4.04%	28	6.16%
Other interest[2]	106		138
	$414		$457
Less: interest capitalized	(55)		(33)
	$359		$424
1The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.
2This includes $11 million (2024: $78 million) relating to finance costs in Argentina.

BARRICK YEAR-END 2025	41	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Scheduled Debt Repayments1

	Issuer	Maturity Year	2026	2027	2028	2029	2030	2031 and thereafter	Total
7.37% notes[2]	BGC	2026	$32	$—	$—	$—	$—	$—	$32
8.05% notes[2]	BGC	2026	15	—	—	—	—	—	15
6.38% notes[2]	BGC	2033	—	—	—	—	—	200	200
5.80% notes	BGC	2034	—	—	—	—	—	200	200
5.80% notes	BGFC	2034	—	—	—	—	—	200	200
6.45% notes[2]	BGC	2035	—	—	—	—	—	300	300
6.35% notes	BHMC	2036	—	—	—	—	—	600	600
7.50% notes[3]	BNAF	2038	—	—	—	—	—	250	250
5.95% notes[3]	BPDAF	2039	—	—	—	—	—	805	805
5.70% notes	BNAF	2041	—	—	—	—	—	850	850
5.25% notes	BGC	2042	—	—	—	—	—	375	375
5.75% notes	BNAF	2043	—	—	—	—	—	850	850
			$47	$—	$—	$—	$—	$4,630	$4,677
Minimum annual payments under leases			$9	$9	$5	$4	$3	$17	$47
1This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.
2Included in Other debt obligations in the Long-Term Debt table.
3Included in Other fixed rate notes in the Long-Term Debt table.
c)    Derivative Instruments (“Derivatives”)
In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are
impacted by various market risks including, but not limited
to:

Item	Impacted by
● Revenue	● Prices of gold, silver and copper
● Cost of sales
o Consumption of diesel fuel, propane, natural gas, and electricity	o Prices of diesel fuel, propane, natural gas, and electricity
o Non-US dollar expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, DOP, EUR, TZS, XOF, ZAR and ZMW
● General and administration, exploration and evaluation costs	● Currency exchange rates - US dollar versus A$, ARS, C$, DOP, GBP, PKR, TZS, XOF, ZAR, and ZMW
● Capital expenditures
o Non-US dollar capital expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, DOP, EUR, GBP, PKR, TZS, XOF, ZAR, and ZMW
o Consumption of steel	o Price of steel
● Interest earned on cash and equivalents	● US dollar interest rates
● Interest paid on fixed- rate borrowings	● US dollar interest rates
The time frame and manner in which we manage those
risks varies for each item based upon our assessment of
the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an
appropriate way of managing the risk.
We use derivatives as part of our risk
management program to mitigate variability associated with
changing market values related to the hedged item. Many
of the derivatives we use meet the hedge effectiveness
criteria and are designated in a hedge accounting
relationship.
Certain derivatives are designated as either
hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of
highly probable forecasted transactions (“cash flow
hedges”), collectively known as “accounting hedges”.
Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed
on an ongoing basis to determine that they actually have
been highly effective throughout the financial reporting
periods for which they were designated. Some of the
derivatives we use are effective in achieving our risk
management objectives, but they do not meet the strict
hedge accounting criteria. These derivatives are considered
to be “non-hedge derivatives”.
During 2024, we did not enter into any derivative
contracts for US dollar interest rates, currencies, metals or commodity inputs.
During 2025, we entered into 25,000 ounces of
zero cost gold collars that mature every month between
September 2025 and August 2028 for a total of 900,000
ounces. These contracts contain purchased put and sold
call options with strike prices of $3,100/oz and $4,310/oz,
respectively. They are designated as cash flow hedges,
with the effective portion of the hedge recognized in other
comprehensive income (loss) and the ineffective portion
recognized as loss (gain) on non-hedge derivatives. The
realized loss (gain) related to these positions is $nil for
2025 (2024: $nil). As at December 31, 2025, the fair value
of the remaining derivatives is a loss of $386 million
(December 31, 2024: $nil), with $89 million recorded as
other current liabilities and $297 million recorded as other non-current liabilities (December 31, 2024: $nil and $nil,
respectively). As at December 31, 2025, 800,000 ounces of
gold collars remain outstanding.

BARRICK YEAR-END 2025	42	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
26 ■ Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
a)     Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements
At December 31, 2025	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
	(Level 1)	(Level 2)	(Level 3)
Contingent consideration[3]	$—	$—	$240	$240
Other investments[1]	131	—	—	131
Derivatives[2]	—	(386)	—	(386)
Receivables from provisional copper and gold sales	—	250	—	250
Receivable from NOVAGOLD[4]	—	—	168	168
	$131	($136)	$408	$403

Fair Value Measurements
At December 31, 2024	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
	(Level 1)	(Level 2)	(Level 3)
Contingent consideration[3]	$—	$—	$58	$58
Other investments[1]	42	—	—	42
Receivables from provisional copper and gold sales	—	204	—	204
	$42	$204	$58	$304
1     Includes equity investments in other mining companies.
2       Refer to note 25c for further details.
3       2025 primarily includes contingent consideration relating to the Tongon mine, Norte Abierto project, Hemlo mine and Alturas project. 2024 primarily includes contingent consideration relating to the Norte Abierto project and has been changed to include contingent consideration.
4       Refer to note 4 for further details.
b)   Fair Values of Financial Assets and Liabilities

	At December 31, 2025		At December 31, 2024
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other assets[1]	$940	$940	$891	$891
Other investments[2]	131	131	42	42
Contingent consideration[3]	240	240	58	58
	$1,311	$1,311	$991	$991
Financial liabilities
Debt[4]	$4,703	$4,970	$4,729	$4,821
Derivative liabilities[5]	386	386	—	—
Other liabilities	803	803	595	595
	$5,892	$6,159	$5,324	$5,416
1Includes restricted cash and amounts due from our partners and joint ventures.
2Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
32025 primarily includes contingent consideration relating to the Tongon mine, Norte Abierto project, Hemlo mine and Alturas project. 2024 primarily includes contingent consideration relating to the Norte Abierto project and have been changed to include contingent consideration.
4Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-
term portions of debt.
5Refer to note 25 for further details.

The fair values of the Company’s remaining financial assets and liabilities, which include cash and equivalents, accounts receivable and trade and other payables, approximate their carrying values due to their short-term nature. We do not offset financial assets with financial liabilities.

BARRICK YEAR-END 2025	43	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
c)   Assets Measured at Fair Value Valuation Techniques
Receivables from Provisional Copper and Gold Sales
The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.
Other Long-Term Assets
The fair value of property, plant and equipment, goodwill, intangibles and other assets is determined primarily using an income approach based on unobservable cash flows, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note
21 for disclosure of inputs used to develop these measures.
Contingent Consideration
The fair value of contingent consideration is determined based on unobservable production and/or resource conversion, and as a result is classified within Level 3 of the fair value hierarchy.  The significant unobservable input used is forecasted gold prices, which ranged from $2,700/oz to $3,965/oz in 2025 (2024: $1,500/oz).  The higher the forecasted gold price, the higher the fair value.
Derivative Instruments
The fair value of derivative instruments is determined using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.  As a result, the derivative instruments are classified within Level 2 of the fair value hierarchy.
27 ■ Provisions

a) Provisions
	As at December 31, 2025	As at December 31, 2024
Environmental rehabilitation (“PER”)	$1,602	$1,751
Post-retirement benefits	33	34
Share-based payments (note 34)	50	23
Other employee benefits	30	32
Other	131	122
	$1,846	$1,962

b) Environmental Rehabilitation
	2025	2024
At January 1	$1,977	$2,153
PERs divested during the year[1]	(103)	—
Closed Sites
Impact of revisions to expected cash flows recorded in earnings	(16)	38
Settlements
Cash payments	(99)	(121)
Settlement gains	(6)	(10)
Accretion	42	41
Operating Sites
PER revisions in the year	26	(92)
Settlements
Cash payments	(79)	(76)
Settlement gains	(6)	(4)
Accretion	47	48
At December 31	$1,783	$1,977
Current portion (note 24)	(181)	(226)
	$1,602	$1,751
1    2025 primarily relates to the divestment of our Hemlo and
Tongon mines (refer to note 4 for further details).
The eventual settlement of substantially all PERs estimated
is expected to take place between 2026 and 2065.
The total PER has decreased in Q4 2025 by $44 million
primarily due to spending incurred during the quarter,
combined with an increase in the discount rate, partially
offset by the acquisition of Loulo-Gounkoto after control
was obtained in Q4 (refer to note 35 for details) and
accretion. For the year ended December 31, 2025, our PER
balance decreased by $194 million primarily due to
spending incurred during the year, combined with the
divestment of Hemlo and Tongon (refer to note 4 for further
details), partially offset by accretion. A 1% increase in the discount rate would result in a decrease in the PER by $196
million and a 1% decrease in the discount rate would result
in an increase in the PER by $242 million, while holding the other assumptions constant.

BARRICK YEAR-END 2025	44	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
28 ■ Financial Risk Management

Our financial instruments are comprised of financial
liabilities and financial assets. Our principal financial
liabilities, other than derivatives, comprise accounts
payable and debt. The main purpose of these financial
instruments is to manage short-term cash flow and raise
funds for our capital expenditure program. Our principal
financial assets, other than derivative instruments, are cash and equivalents, restricted cash, contingent consideration,
accounts receivable, notes receivable, JV receivable and
JV partner receivable, which arise directly from our
operations. In the normal course of business, we use
derivative instruments to mitigate exposure to various
financial risks.
We manage our exposure to key financial risks in
accordance with our financial risk management policy. The
objective of the policy is to support the delivery of our
financial targets while protecting future financial security.
The main risks that could adversely affect our financial
assets, liabilities or future cash flows are as follows:
a.Market risk, including commodity price risk, foreign
currency and interest rate risk;
b.Credit risk;
c.Liquidity risk; and
d.Capital risk management.
Management designs strategies for managing each of
these risks, which are summarized below. Our senior
management oversees the management of financial risks,
ensuring that our financial risk-taking activities are
governed by policies and procedures and that financial risks are identified, measured and managed in accordance with
our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the
appropriate personnel.
a) Market Risk
Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest
rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it
through the use of derivatives and other economic hedging
strategies.
Commodity Price Risk
Gold and Copper
We sell our gold and copper production in the world market.
The market prices of gold and copper are the primary
drivers of our profitability and ability to generate both
operating and free cash flow. Our corporate treasury group
may implement hedging strategies on an opportunistic
basis to protect us from downside price risk on our gold and copper production. We have 800,000 ounces of gold collars
outstanding as at December 31, 2025. We did not enter into
any positions during 2024. Our remaining gold and copper
production is subject to market prices.
Fuel
We consume diesel fuel and natural gas to run our
operations. Diesel fuel is refined from crude oil and is
therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil and natural gas prices have a direct and indirect impact on our production
costs.
Foreign Currency Risk
The functional and reporting currency for all of our
operating segments is the US dollar and we report our
results using the US dollar. The majority of our operating
and capital expenditures are denominated and settled in US
dollars. We have exposure to the Argentine peso through
operating costs at our Veladero mine, and peso
denominated VAT receivable balances. We also have
exposure to the Canadian and Australian dollars, Zambian
kwacha, Tanzanian shilling, Dominican peso, West African
CFA franc, Euro, South African rand, and British pound
through mine operating, administration, and capital costs. In addition, we also have exposure to the Pakistan rupee
through project costs and capital costs on Reko Diq.
Consequently, fluctuations in the US dollar exchange rate
against these currencies increase the volatility of cost of
sales, general and administrative costs, project costs and
overall net earnings, when translated into US dollars.
Interest Rate Risk
Interest rate risk refers to the risk that the value of a
financial instrument or cash flows associated with the
instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($6.7 billion as at
December 31, 2025); the mark-to-market value of derivative
instruments; and to the interest payments on our variable-
rate debt ($0.05 billion as at December 31, 2025).
The effect on net earnings and equity of a 1%
change in the interest rate of our financial assets and
liabilities as at December 31, 2025 is approximately $30
million (2024: $30 million).
b) Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial
instrument. Credit risk arises from cash and equivalents,
restricted cash, contingent consideration, notes receivable,
JV receivable, JV partner receivable, accounts receivable,
as well as derivative assets. To mitigate our inherent
exposure to credit risk on all financial assets listed above
(other than derivative assets) we maintain policies to limit the concentration of credit risk, review counterparty
creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our excess cash and
equivalents in highly rated financial institutions, primarily within the United States and Canada. Furthermore, we sell
our gold and copper production into the world market and to
financial institutions and private customers with strong
credit ratings. Historically, customer defaults have not had a significant impact on our operating results or financial
position.
The Company’s maximum exposure to credit risk at the
reporting date is the carrying value of each of the financial assets, excluding derivative assets, disclosed as follows:

	As at December 31, 2025	As at December 31, 2024
Cash and equivalents	$6,706	$4,074
Accounts receivable	791	763
Contingent consideration	169	—
Notes receivable	247	217
Kibali JV receivable	333	462
Norte Abierto JV partner receivable and contingent consideration	77	74
Restricted cash	101	65
Other assets	$218	$122
	$8,642	$5,777

BARRICK YEAR-END 2025	45	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
c) Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected
cash demands. We manage our exposure to liquidity risk by
maintaining cash reserves, access to undrawn credit
facilities and access to public debt markets, by staggering
the maturities of outstanding debt instruments to mitigate
refinancing risk and by monitoring of forecasted and actual
cash flows. Details of the undrawn Credit Facility are
included in note 25.
Our capital structure comprises a mix of debt, non-
controlling interest and shareholders’ equity. As at
December 31, 2025, our total debt was $4.7 billion (debt net of cash and equivalents was $(2.0) billion) compared to
total debt as at December 31, 2024 of $4.7 billion (debt net of cash and equivalents was $655 million).
Our operating cash flow is dependent on the ability
of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization;
issuance of equity or long-term debt securities in the public markets or to private investors (Moody’s and S&P currently
rate Barrick’s outstanding long-term debt as investment
grade, with ratings of A3 and BBB+, respectively); and
drawing on the $3.0 billion available under our undrawn
Credit Facility (subject to compliance with covenants and
the making of certain representations and warranties, this
facility is available for drawdown as a source of financing).
The key financial covenant in the Credit Facility (undrawn
as at December 31, 2025) requires Barrick to maintain a net
debt to total capitalization ratio, as defined in the
agreement, of 0.60:1 or lower (Barrick’s net debt to total
capitalization ratio was (0.06):1 as at December 31, 2025).
The following table outlines the expected maturity
of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the
balance sheet date to the contractual maturity date. As the
amounts presented in the table are the contractual
undiscounted cash flows, these balances may not agree
with the amounts disclosed in the balance sheet.

As at December 31, 2025
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$6,706	$—	$—	$—	$6,706
Accounts receivable	791	—	—	—	791
Notes receivable	—	80	—	167	247
Kibali JV receivable	133	200	—	—	333
Norte Abierto JV partner receivable and contingent consideration	6	—	32	39	77
Restricted cash	—	11	—	90	101
Contingent consideration	—	86	77	6	169
Other assets	19	91	92	16	218
Trade and other payables	1,859	—	—	—	1,859
Debt	56	14	7	4,647	4,724
Derivative liabilities	89	297	—	—	386
Other liabilities	63	171	367	202	803
As at December 31, 2024
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$4,074	$—	$—	$—	$4,074
Accounts receivable	763	—	—	—	763
Notes receivable	—	61	—	156	217
Kibali JV receivable	260	202	—	—	462
Norte Abierto JV partner receivable and contingent consideration	23	—	—	51	74
Restricted cash	—	5	—	60	65
Other assets	—	46	45	31	122
Trade and other payables	1,613	—	—	—	1,613
Debt	24	69	12	4,644	4,749
Other liabilities	85	167	97	246	595

BARRICK YEAR-END 2025	46	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
d) Capital Risk Management
Our objective when managing capital is to provide value for
shareholders by maintaining an optimal short-term and
long-term capital structure in order to reduce the overall
cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to
safeguard our ability to support our operating requirements
on an ongoing basis, continue the development and
exploration of our mineral properties and support any
expansion plans. Our objectives are also to ensure that we
maintain a strong balance sheet and optimize the use of
debt and equity to support our business and maintain
financial flexibility in order to provide meaningful returns to shareholders and maximize shareholder value. We define
capital as total debt less cash and equivalents and it is
managed by management subject to approved policies and
limits by the Board of Directors. We have no significant
financial covenants or capital requirements with our lenders or other parties other than what is discussed under Liquidity
Risk in note 28c.
29 ■ Other Non-Current Liabilities

	As at December 31, 2025	As at December 31, 2024
Deposit on Pascua-Lama silver sale agreement	$172	$167
Deposit on Pueblo Viejo gold and silver streaming agreement[1]	371	408
Long-term income tax payable	100	80
Derivative liabilities (note 25c)	297	—
Other liability to Loulo- Gounkoto NCI[2]	240	—
GoT shareholder loan	50	60
Pueblo Viejo JV partner shareholder loan	406	407
Provision for offsite remediation	37	36
Other	14	16
	$1,687	$1,174
1Revenues of $59 million were recognized in 2025 (2024: $30
million) through the drawdown of our streaming liabilities
relating to a contract in place at Pueblo Viejo.
2Refer to note 35 for further details.
Government of Tanzania Shareholder Loan
On January 24, 2020, Barrick formalized the establishment
of a joint venture between Barrick and the Government of
Tanzania (“GoT”). Effective January 1, 2020, the GoT
received a 16% interest in the shareholder loans owed by
Bulyanhulu and Buzwagi, of which $167 million was
payable to the GoT. During 2023, $37 million was offset
against VAT receivables. During 2025 and 2024, a
$10 million and $22 million reduction, respectively, in the
outstanding balance was recorded against other income as
part of the economic benefits sharing under the Twiga
partnership.
Pueblo Viejo Shareholder Loan
In November 2020, Pueblo Viejo entered into a $1.3 billion
loan facility agreement with its shareholders (the “First PV
Shareholder Loan”) to provide long-term financing to
expand the mine. The shareholders lend funds pro rata in
accordance with their shareholding in Pueblo Viejo. In
October 2024, Pueblo Viejo entered into an additional
$0.8 billion loan facility agreement with its shareholders (the
“Second PV Shareholder Loan”).
The First PV Shareholder Loan is broken up into
two facilities: $0.8 billion of funds that could be drawn on a pro rata basis until June 30, 2022 (“Facility I”) and
$0.5 billion of funds that could be drawn on a pro rata basis until June 30, 2025 (“Facility II”). During 2022, the drawing period for Facility I was extended to December 31, 2022.
Starting in 2023, amortized repayments for Facility I began
twice yearly on the scheduled repayment dates, with a final
maturity date of February 28, 2032. Amortized repayments
for Facility II are due to begin twice yearly on the scheduled repayment dates after June 30, 2025, with a final maturity
date of February 28, 2035. The interest rate on drawn
amounts is SOFR plus 400 basis points for Facility I and
Facility II.
The Second PV Shareholder Loan consists of
$0.8 billion of funds that can be drawn on a pro rata basis
until June 30, 2029. Amortized repayments for the Second
PV Shareholder Loan are due to begin twice yearly on the
scheduled repayment dates after June 30, 2029, with a final
maturity date of February 15, 2039. The interest rate on
drawn amounts is SOFR plus 381 basis points for the
Second PV Shareholder Loan.
During 2022, 2021 and 2020, $369 million,
$327 million and $104 million, respectively, were drawn on
Facility I, fully drawing it down, including $147 million,
$131 million and $42 million, respectively, from Barrick’s
Pueblo Viejo JV partner. During 2025, 2024 and 2023,
$80 million, $80 million and $80 million, respectively, was
repaid on Facility I, including $32 million, $32 million and
$32 million, respectively, from Barrick’s Pueblo Viejo JV
partner.
During 2025, 2024, 2023 and 2022, $83 million,
$100 million, $242 million and $75 million, respectively,
were drawn on Facility II, including $33 million, $40 million,
$97 million and $30 million, respectively, from Barrick’s
Pueblo Viejo JV partner. During 2025, $25 million was
repaid on Facility II, including $10 million from Barrick’s
Pueblo Viejo JV partner.
During 2025 and 2024, $nil and $110 million,
respectively, was drawn on the Second PV Shareholder
Loan, including $nil and $44 million, respectively, from
Barrick’s Pueblo Viejo JV partner.
Pascua-Lama Silver Sale Agreement
Our silver sale agreement with Wheaton requires us to
deliver 25% of the life of mine silver production from the
Pascua-Lama project once it is constructed and required
delivery of 100% of silver production from the Lagunas
Norte, Pierina and Veladero mines until March 31, 2018. In
return, we were entitled to an upfront cash payment of $625
million payable over three years from the date of the
agreement, as well as ongoing payments in cash of the
lesser of $3.90 (subject to an annual inflation adjustment of
1 percent starting three years after project completion at
Pascua-Lama) and the prevailing market price for each
ounce of silver delivered under the agreement. An imputed
interest expense was recorded on the liability at the rate
implicit in the agreement. The liability plus imputed interest

BARRICK YEAR-END 2025	47	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
was amortized based on the difference between the
effective contract price for silver and the amount of the
ongoing cash payment per ounce of silver delivered under
the agreement. The completion date guarantee under the
silver sale agreement for Pascua-Lama was originally
December 31, 2015 but was subsequently extended to
June 30, 2020. Per the terms of the amended silver
purchase agreement, if the requirements of the completion
guarantee were not satisfied by June 30, 2020, then
Wheaton had the right to terminate the agreement within 90
days of that date, in which case, they would have been
entitled to the return of the upfront consideration paid less credit for silver delivered up to the date of that event.
Given that, as of September 28, 2020, Wheaton
had not exercised its termination right, a residual liability of
$253 million remains due on September 1, 2039 (assuming
no future deliveries are made). This residual cash liability was remeasured to $148 million as at September 30, 2020,
which was the present value of the liability due in 2039
discounted at a rate estimated for comparable liabilities,
including Barrick's outstanding debt. The liability had a
balance of $172 million as at December 31, 2025 and is
measured at amortized cost.
Pueblo Viejo Gold and Silver Streaming Agreement
On September 29, 2015, we closed a gold and silver
streaming transaction with Royal Gold, Inc. (“Royal Gold”)
for production linked to Barrick’s 60% interest in the Pueblo
Viejo mine. Royal Gold made an upfront cash payment of
$610 million and will continue to make cash payments for
gold and silver delivered under the agreement. The $610
million upfront payment is not repayable and Barrick is
obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as
deferred revenue and will recognize it in earnings, along
with the ongoing cash payments, as the gold and silver is
delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value
of the upfront deposit represents a significant financing
component of the transaction.
Under the terms of the agreement, Barrick will sell
gold and silver to Royal Gold equivalent to:
•7.5% of Barrick’s interest in the gold produced at
Pueblo Viejo until 990,000 ounces of gold have
been delivered, and 3.75% thereafter. As at
December 31, 2025, approximately 397,000
ounces of gold have been delivered.
•75% of Barrick’s interest in the silver produced at
Pueblo Viejo until 50 million ounces have been
delivered, and 37.5% thereafter. Silver will be
delivered based on a fixed recovery rate of 70%.
Silver above this recovery rate is not subject to the
stream.  As at December 31, 2025, approximately
14 million ounces of silver have been delivered.
Barrick will receive ongoing cash payments from Royal
Gold equivalent to 30% of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of
silver delivered. Thereafter payments will double to 60% of
prevailing spot prices for each subsequent ounce of gold
and silver delivered. Ongoing cash payments to Barrick are
tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.
30 ■ Deferred Income Taxes

Recognition and Measurement
We record deferred income tax assets and liabilities where
temporary differences exist between the carrying amounts
of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred
income tax assets and liabilities takes into account:
substantively enacted rates that will apply when temporary
differences reverse; interpretations of relevant tax
legislation; estimates of the tax bases of assets and
liabilities; and the deductibility of expenditures for income tax purposes. In addition, the measurement and recognition
of deferred tax assets takes into account tax planning
strategies. We recognize the effect of changes in our
assessment of these estimates and factors when they
occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive
income, equity and goodwill based on the source of the
change.
Current income taxes of $6 million have been
provided in the year on the undistributed earnings of certain foreign subsidiaries. Our total income tax provision for
these items as at December 31, 2025 is $6 million.
Deferred income taxes have not been provided on the
undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance,
and it is probable that there will be no remittance in the
foreseeable future. These undistributed earnings amounted
to $14,362 million as at December 31, 2025.
Sources of Deferred Income Tax Assets and Liabilities

	As at December 31, 2025	As at December 31, 2024
Deferred tax assets
Tax loss carryforwards	$167	$204
Tax credits	169	105
Environmental rehabilitation	248	285
Post-retirement benefit obligations and other employee benefits	31	24
Other working capital	355	236
Other	26	11
	$996	$865
Deferred tax liabilities
Property, plant and equipment	(4,363)	(4,321)
Inventory	(597)	(419)
Accrued interest payable	23	(12)
	($3,941)	($3,887)
Classification:
Non-current assets	$43	$—
Non-current liabilities	(3,984)	(3,887)
	($3,941)	($3,887)

BARRICK YEAR-END 2025	48	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Expiry Dates of Tax Losses

	2026	2027	2028	2029	2030+	No expiry date	Total
Non- capital tax losses[1]
Barbados	$2	$119	$2	$2	$45	$—	$170
Canada	2	3	27	1	1,834	—	1,867
Chile	—	—	—	—	—	1,212	1,212
Peru	—	—	—	—	—	210	210
Tanzania	—	—	—	—	—	754	754
United Kingdom	—	—	—	—	—	211	211
Others	—	—	—	—	—	48	48
	$4	$122	$29	$3	$1,879	$2,435	$4,472
1Represents the gross amount of tax loss carryforwards
translated at closing exchange rates at December 31, 2025.
The non-capital tax losses include $4,059 million of losses
which are not recognized in deferred tax assets. Of these,
$4 million expire in 2026, $122 million expire in 2027,
$29 million expire in 2028, $3 million expire in 2029,
$1,879 million expire in 2030 or later, and $2,022 million
have no expiry date.
Recognition of Deferred Tax Assets
We recognize deferred tax assets taking into account the
effects of local tax law. Deferred tax assets are fully
recognized when we conclude that sufficient positive
evidence exists to demonstrate that it is probable that a
deferred tax asset will be realized. The main factors
considered are:
•Historic and expected future levels of taxable
income;
•Tax plans that affect whether tax assets can be
realized; and
•The nature, amount and expected timing of
reversal of taxable temporary differences.

Levels of future income are mainly affected by: market
prices for gold, copper and silver; forecasted future costs
and expenses to produce gold and copper; quantities of
proven and probable gold and copper reserves; market
interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an
adjustment to the recognition of deferred tax assets to
reflect our latest assessment of the amount of deferred tax
assets that is probable will be realized.
Deferred Tax Assets Not Recognized

	As at December 31, 2025	As at December 31, 2024
Australia	$389	$467
Barbados	15	31
Canada	841	850
Chile	1,078	1,129
Côte d'Ivoire	—	7
Mali	2	4
Peru	86	69
Tanzania	103	103
United Kingdom	53	41
Others	—	25
	$2,567	$2,726
Deferred tax assets not recognized relate to: non-capital
loss carryforwards of $1,043 million (2024: $1,059 million), capital loss carryforwards with no expiry date of
$397 million (2024: $403 million), and other deductible
temporary differences with no expiry date of $1,127 million
(2024: $1,264 million).

Source of Changes in Deferred Tax Balances
For the years ended December 31	2025	2024
Temporary differences
Property, plant and equipment	($42)	($573)
Environmental rehabilitation	(37)	15
Tax loss carryforwards	(37)	(88)
Tax credits	64	48
Inventory	(178)	28
Working capital	119	121
Other	57	1
	($54)	($448)
Intraperiod allocation to:
Income before income taxes	$385	($448)
Loulo-Gounkoto (note 4a)	(475)	—
Income tax payable	43	(2)
Other comprehensive (income) loss	(7)	2
	($54)	($448)

Income Tax Related Contingent Liabilities
	2025	2024
At January 1	$46	$48
Additions based on uncertain tax positions related to the current year	1	—
Reductions for tax positions of prior years	(39)	(2)
At December 31[1]	$8	$46
1If reversed, the total amount of $8 million would be recognized as a benefit to income taxes on the income statement, and
therefore would impact the reported effective tax rate.

BARRICK YEAR-END 2025	49	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Tax Years Still Under Examination
Argentina	2010-2011, 2018-2025
Australia	2021-2025
Canada	2019-2025
Chile	2022-2025
Democratic Republic of Congo	2024-2025
Dominican Republic	2022-2025
Mali	2024-2025
Papua New Guinea	2024-2025
Peru	2020-2025
Saudi Arabia	2019-2025
Tanzania	2019-2025
United States	2024-2025
Zambia	2020-2025
31 ■ Capital Stock

Authorized Capital Stock
Our authorized capital stock is composed of an unlimited
number of common shares (issued 1,675,360,395 common
shares as at December 31, 2025). Our common shares
have no par value.
Dividends
In 2025, we declared and paid dividends in US dollars
totaling $890 million (2024: $696 million).
The Company’s dividend reinvestment plan
resulted in $4 million (2024: $4 million) reinvested into the
Company.
At the February 4, 2026 meeting, the Board of
Directors authorized a dividend of $0.42 per share
(approximately $700 million dollars) to be paid on March 16,
2026 to shareholders of record at the close of business on
February 27, 2026.
Share Buyback Program
At the February 11, 2025 meeting, the Board of Directors
authorized a share buyback program for the repurchase of
up to $1.0 billion of the Company’s outstanding common
shares over the next 12 months. At the November 7, 2025
meeting, the Board of Directors authorized an increase in
the share buyback program for the repurchase of up to an
additional $500 million of the Company’s outstanding
common shares before the program expires in February
2026.  In 2025, Barrick purchased 51.9 million common
shares for a total cash amount of $1.5 billion under this
program and accrued $30 million in related taxes.

BARRICK YEAR-END 2025	50	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
32 ■ Non-Controlling Interests

a) Non-Controlling Interests Continuity
	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo- Gounkoto	Tongon	Reko Diq	Other	Total
NCI in subsidiary at December 31, 2025	38.5%	40%	16%	20%	10.3%	50%	Various
At January 1, 2024	$6,162	$1,143	$322	$760	$16	$338	($80)	$8,661
Share of income (loss)	884	101	53	(31)	—	(63)	—	944
Cash contributed	—	—	—	—	—	146	—	146
Disbursements	(667)	(84)	—	(34)	—	—	—	(785)
At December 31, 2024	$6,379	$1,160	$375	$695	$16	$421	($80)	$8,966
Share of income (loss)	1,851	272	95	(57)	10	(10)	—	2,161
Cash contributed	—	—	—	—	—	362	—	362
Loss of control (note 35)	—	—	—	(686)	—	—	—	(686)
Acquisitions (divestitures)[2]	—	—	—	404	(19)	—	—	385
Disbursements	(1,579)	(168)	(75)	—	(7)	—	—	(1,829)
At December 31, 2025	$6,651	$1,264	$395	$356	$—	$773	($80)	$9,359
1Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.
2Refer to note 4 for further details.
b) Summarized Financial Information on Subsidiaries with Material Non-Controlling Interests
Summarized Balance Sheets

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon		Reko Diq
	As at Dec. 31, 2025	As at Dec. 31, 2024	As at Dec. 31, 2025	As at Dec. 31, 2024	As at Dec. 31, 2025	As at Dec. 31, 2024	As at Dec. 31, 2025	As at Dec. 31, 2024	As at Dec. 31, 2025	As at Dec. 31, 2024	As at Dec. 31, 2025	As at Dec. 31, 2024
Current assets	$4,610	$3,812	$983	$776	$391	$332	$729	$974	$—	$136	$140	$94
Non-current assets	14,249	14,590	5,464	5,210	2,267	2,215	3,342	3,446	—	183	1,791	933
Total assets	$18,859	$18,402	$6,447	$5,986	$2,658	$2,547	$4,071	$4,420	$—	$319	$1,931	$1,027
Current liabilities	1,006	807	1,374	1,245	601	636	911	284	—	138	625	241
Non-current liabilities	1,090	1,082	1,604	1,543	464	438	691	537	—	46	12	2
Total liabilities	$2,096	$1,889	$2,978	$2,788	$1,065	$1,074	$1,602	$821	$—	$184	$637	$243
Summarized Statements of Income

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon		Reko Diq
For the years ended December 31	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	$9,498	$6,616	$2,300	$1,429	$1,683	$1,265	$505	$1,346	$406	$399	$—	$—
Income (loss) from continuing operations after tax	5,624	2,635	568	212	589	331	(209)	(174)	(44)	(4)	6	(126)
Other comprehensive income (loss)	23	(4)	—	—	1	(1)	—	—	—	—	—	—
Total comprehensive income (loss)	$5,647	$2,631	$568	$212	$590	$330	($209)	($174)	($44)	($4)	$6	($126)
Dividends paid to NCI[2]	$1,579	$667	$168	$84	$8	$—	$—	$34	$6	$—	$—	$—

Summarized Statements of Cash Flows

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon		Reko Diq
For the years ended December 31	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Net cash provided by (used in) operating activities	$5,450	$2,994	$925	$619	$613	$467	$463	$496	$129	($3)	($43)	($180)
Net cash provided by (used in) investing activities	(1,280)	(1,331)	(363)	(308)	(378)	(295)	48	(383)	(64)	(23)	(723)	(128)
Net cash provided by (used in) financing activities	(4,104)	(1,733)	(442)	(80)	(249)	(134)	(1)	(162)	(63)	(1)	815	380
Net increase (decrease) in cash and cash equivalents	$66	($70)	$120	$231	($14)	$38	$510	($49)	$2	($27)	$49	$72
1Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.
2Includes partner distributions.

BARRICK YEAR-END 2025	51	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
33 ■ Related Party Transactions

The Company’s related parties include its subsidiaries, joint operations, joint ventures and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services.
Transactions between the Company and its subsidiaries and joint operations, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other material related party transactions reported in the year.
Remuneration of Key Management Personnel
Key management personnel include the members of the Board of Directors and the executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2025	2024
Salaries and short-term employee benefits[1]	$32	$28
Post-employment benefits[2]	3	4
Termination benefits	51	—
Share-based payments and other[3]	70	25
	$156	$57
1        Includes annual salary and annual short-term incentives/other bonuses earned in the year.
2      Represents Company contributions to retirement savings plans.
3    Relates to DSU, RSU, and PGSU grants and other compensation.
34 ■ Stock-Based Compensation

a)    Restricted Share Units (RSUs) and Deferred Share
Units (DSUs)
Compensation expense for RSUs was a $126 million
charge to earnings in 2025 (2024: $35 million) and is
presented as a component of general and administrative
expenses and cost of sales, consistent with the
classification of other elements of compensation expense
for those employees who had RSUs. Compensation
expense for DSUs was a $23 million charge to earnings in
2025 (2024: $3 million recovery) and is presented as a
component of general and administrative expenses.
Compensation expense for RSUs incorporates an
expected forfeiture rate. The expected forfeiture rate is
estimated based on historical forfeiture rates and
expectations of future forfeiture rates. We make
adjustments if the actual forfeiture rate differs from the
expected rate. At December 31, 2025, the weighted
average remaining contractual life of RSUs was 0.77 years
(2024: 0.82 years).
DSU and RSU Activity (Number of Units in Thousands)

	DSUs	Fair value	RSUs	Fair value
At January 1, 2024	1,011	$18.3	2,855	$34.0
Settled for cash	(384)	(6.7)	(1,665)	(31.3)
Granted	145	2.5	2,395	37.6
Credits for dividends	—	—	101	1.7
Change in value	—	(2.1)	—	(2.7)
At December 31, 2024	772	$12.0	3,686	$39.3
Settled for cash	(205)	(7.1)	(2,121)	(45.6)
Granted	82	2.1	2,183	98.2
Credits for dividends	—	—	75	1.9
Change in value	—	21.4	—	25.7
At December 31, 2025	649	$28.4	3,823	$119.5
b)    Performance Granted Share Units (PGSUs)
In 2014, Barrick launched a PGSU plan. Under this plan,
selected employees are granted PGSUs, where each
PGSU has a value equal to one Barrick common share. At
December 31, 2025, 3,367 thousand units had been
granted at a fair value of $94 million (2024: 3,453 thousand units at a fair value of $38 million).

BARRICK YEAR-END 2025	52	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
35 ■ Loulo-Gounkoto

Barrick owns 80% of Somilo and Gounkoto with the
Government of the Republic of Mali owning the other 20%.
As previously disclosed, the Company and the GoM had
been engaged in an ongoing dispute over the existing
mining conventions of these two companies (together, the
“Conventions”).
On January 2, 2025, an interim attachment order
was issued by the Senior Investigating Judges of the Pôle
National Économique et Financier against the existing gold
stock on the site of the Loulo-Gounkoto mining complex,
which was executed on January 11, 2025 when the gold
was removed from the site to a custodial bank. This gold
doré had a carrying value of $92 million at the date of
removal and was included in finished products as at
December 31, 2024. On January 14, 2025, due to the
restrictions imposed by the GoM on gold shipments, the
Company announced that the Loulo-Gounkoto complex
would temporarily suspend operations.
On June 16, 2025, the Bamako Commercial
Tribunal placed Loulo-Gounkoto under temporary
provisional administration. While Barrick retained its 80%
legal ownership of the mining complex, control over
operations  transferred to an external administrator.
Following this action by the Malian courts, we concluded
that Barrick had lost control of the subsidiaries that hold our interest in Loulo-Gounkoto because we could not effectively
exercise power over the relevant activities related to the
mine, nor could we affect the returns of the mine through
managerial involvement. As a result of the loss of control
event in Q2 2025, we deconsolidated the subsidiaries, and
derecognized the assets, liabilities and non-controlling
interest of Loulo-Gounkoto at their carrying amounts at the
date when control was lost.
Upon deconsolidation, IFRS Accounting Standards
require the retained interest in the former subsidiaries to be recognized at fair value. Barrick accounted for the retained interest in Somilo and Gounkoto in accordance with IFRS 9.
Fair value is the price that would be received to sell an
asset in an orderly transaction between market participants.
For Q2, Barrick’s estimate of the initial fair value of the
retained 80% interest was $1.7 billion. This fair value was
calculated using our life of mine plan with updates to reflect the situation as at June 30, 2025. This included application of fiscal terms to be in line with the 2023 Mining Code
(primarily increased royalties and duties) and certain
adjustments were made to reflect a period of disruption to
the steady state operations. This loss on the change of
control in Q2 was  partially offset by the value of the
retained investment in Loulo-Gounkoto, with the net
recognized in Other Expense (Income).
As at September 30, 2025 and, primarily as a
result of an increase in our gold price assumptions, we
increased the estimated fair value of our retained 80%
interest to be $1.95 billion.
These fair value calculations included a high level
of uncertainty and did not include any value for the
arbitration of Barrick’s  subsidiaries.
On November 24, 2025, Barrick announced that
an agreement had been entered into with the Government
of the Republic of Mali to put an end to all disputes
regarding the Loulo and Gounkoto mines. The provisional
administration of the Loulo-Gounkoto complex was
terminated on December 16, 2025, at which point
operational control was handed back to Somilo and
Gounkoto's management. A cash settlement payment of
$253 million was made to the GoM in November 2025 as
part of the overall settlement amount provided for in the
agreement. In addition, Barrick agreed to pay out all
historical retained earnings of Somilo and Gounkoto by
December 31, 2030 which led to the recognition of an other
liability to Loulo-Gounkoto NCI for $240 million.
We have determined that this represents a
business combination with Barrick identified as the acquirer and we recognized the assets, liabilities and non-controlling interest of Loulo-Gounkoto at fair value. Refer to note 4 for further details of the purchase price allocation. We also
derecognized the investment asset representing our 80%
interest while we did not have control. The resulting impact on 2025 net earnings of these events is summarized in the
following table:

Carrying value of net assets derecognized	($3,421)
Carrying value of non-controlling interest derecognized	686
Fair value of Loulo-Gounkoto investment (note 4)	2,576
Carrying value of receivables derecognized (Q4)	(186)
Settlement payment to Government of Mali (Q4)	(253)
Other	(27)
Net expense recognized in Other Expense (Income)	($625)
As part of the settlement, the finished goods gold inventory that was seized on January 11, 2025 was returned to Loulo-
Gounkoto and was subsequently sold before December 31,
2025.
Refer to note 36 for further details of the legal
matters related to this topic.
36 ■ Contingencies

Certain conditions may exist as of the date the financial
statements are issued that may result in a loss to the
Company, but which will only be resolved when one or
more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial
statements and noted below may be material.
Litigation and Claims
In assessing loss contingencies related to legal
proceedings that are pending against us or unasserted
claims that may result in such proceedings, the Company,
with assistance from its legal counsel, evaluates the
perceived merits of any legal proceedings or unasserted
claims as well as the perceived merits of the amount of
relief sought or expected to be sought.
Pascua-Lama – Proposed Canadian Securities Class
Actions
In 2014, proposed secondary market liability securities
class actions were initiated in Ontario and Quebec against
Barrick Mining Corporation and certain former senior
executives relating to public disclosures concerning the
Pascua-Lama Project. The Ontario action focuses on
disclosures regarding capital cost and schedule estimates
for Pascua Lama and environmental matters in Chile
between February 2012 and June 2013; the Quebec action
pertains only to disclosure regarding environmental matters

BARRICK YEAR-END 2025	53	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
in Chile between July 2012 and October 2013. In the
Ontario proceeding, the plaintiffs seek damages exceeding
$3 billion. Alleged damages in Quebec have not been
quantified.
In Quebec, the plaintiffs filed their Originating
Application in February 2024 and Barrick responded
formally in March 2024. Barrick filed its Statement of
Defence on February 12, 2025. No trial date has been set.
In the Ontario proceeding, the plaintiffs’ motion for class
certification was heard in January 2026. The Court has
reserved judgment.
The Company intends to vigorously defend these
actions. No amounts have been recorded for any potential
liability arising from either of the actions, as the Company cannot reasonably predict the outcome in Ontario or
Quebec.
Pascua-Lama – SMA Regulatory Sanctions
In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s
Chilean subsidiary that holds the Chilean portion of the
Pascua-Lama Project (the “Project”), received a resolution
(the “Original Resolution”) from Chile’s environmental
regulator (the Superintendencia del Medio Ambiente, or
“SMA”) requiring CMN to complete the water management
system in accordance with the Project’s environmental
permit before resuming construction activities. The Original
Resolution also required CMN to pay an administrative fine
of approximately $16 million, which CMN paid in May 2013.
In 2013, a group of local farmers and indigenous
communities challenged the Original Resolution, claiming
the fine was inadequate and requesting more severe
sanctions, including the revocation of the Project’s
environmental permit. The SMA and CMN defended the
Original Resolution.
In 2018, the SMA issued the revised resolution
(the “Revised Resolution”), which reduced the original
administrative fine to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the
Project. The Revised Resolution did not revoke the
Project’s environmental permit. CMN filed an appeal of the
Revised Resolution in 2018 with the First Environmental
Court of Antofagasta (the “Antofagasta Environmental
Court”).
In 2020, the Antofagasta Environmental Court
upheld the closure order and sanctions in the Revised
Resolution. It also ordered the SMA to reevaluate certain
environmental infringements. The Company did not appeal
this ruling, and the Chilean side of the Pascua-Lama project is being transitioned to closure accordingly.
On November 13, 2024, the SMA determined no
further fine was applicable to the environmental
infringements. On November 21, 2024, CMN paid the
outstanding balance of fines previously imposed by the
SMA. On December 9, 2024, the same group of local
farmers and indigenous communities filed an appeal of the
SMA’s November 13, 2024 decision. This appeal remains
pending.
Veladero – Operational Incidents and Associated
Proceedings
Minera Andina del Sol SRL (formerly, Minera Argentina
Gold SRL) (“MAS”), the joint venture company that
operates the Veladero mine, is the subject of regulatory
proceedings related to operational incidents at the Veladero
Valley Leach Facility (“VLF”) occurring in March 2017 (the
“March 2017 incident”), September 2016 and September
2015.
Following the March 2017 incident, an “amparo”
protection action (the “Provincial Amparo Action”) was filed against MAS in the Jachal First Instance Court, San Juan
Province, Argentina (the “Jachal Court”) by individuals who
claimed to be living in Jachal, seeking the cessation of all activities at the Veladero mine or a suspension of the
mine’s leaching process. The matter before the Jachal
Court remains pending.
In 2017, the National Minister of Environment of
Argentina filed an amparo action in the Federal Court in
connection with the same March 2017 incident (the
“Federal Amparo Action”) seeking an order requiring the
cessation and/or suspension of activities at the Veladero
mine.
On June 28, 2024, the Federal Court rejected the
National Minister’s request for, among other things, an
interim injunction requiring the cessation and/or suspension of activities at the Veladero mine. The National Minister
sought to appeal this decision twice in 2024, most recently
seeking leave to the Federal Supreme Court on October 16,
2024. The Federal Amparo Action will continue before the
Federal Court while the Federal Supreme Court considers
whether to hear the appeal for an interim injunction.
The Company continues to believe the Provincial
and Federal Amparo Actions are without merit and intends
to continue to vigorously defend its position.
Civil Action
In 2016, MAS was served notice of a civil action filed before the San Juan Provincial Court by certain persons allegedly
living in Jachal, San Juan Province, claiming to be affected by the Veladero mine and, in particular, the VLF. The
plaintiffs requested a court order that MAS cease leaching
metals with cyanide solutions, mercury and other similar
substances at the mine and replace that process with one
that is free of hazardous substances, implement a closure
and remediation plan for the VLF and surrounding areas,
and create a committee to monitor this process. These
claims were supplemented by new allegations that the risk
of environmental damage had increased as a result of the
March 2017 incident.
MAS replied to the lawsuit in February 2017,
responded to the supplemental claim and intends to
continue defending this matter vigorously.
Perilla Complaint
In 2009, Barrick Gold Inc. and Placer Dome Inc. (“Placer
Dome”), which was acquired by the Company in 2006, were
purportedly served in Ontario with a complaint filed in
November 2008 in the Regional Trial Court of Boac on the
Philippine island of Marinduque. The complaint alleged
injury to the economy and the ecology of Marinduque as a
result of the discharge of mine tailings from the Marcopper
mine into Calancan Bay, the Boac River, and the Mogpog
River. Placer Dome was previously a minority indirect
shareholder of Marcopper Mining Corporation
(“Marcopper”). The plaintiffs claimed for abatement of a
public nuisance and nominal damages for an alleged
violation of their constitutional right to a balanced and
healthful ecology. By Order dated November 9, 2011, the

BARRICK YEAR-END 2025	54	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Court granted the plaintiffs’ motion to suspend the
proceedings. On April 28, 2025, the Regional Trial Court of
Boac dismissed the proceeding with prejudice.
Writ of Kalikasan
On February 25, 2011, a Petition for the Issuance of a Writ
of Kalikasan with Prayer for Temporary Environmental
Protection Order was filed in the Supreme Court of the
Republic of the Philippines by three named Petitioners
against Placer Dome and the Company (the “Petition”).
The Petition alleged Placer Dome violated the Petitioners'
constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into
Calancan Bay, a dam breach in 1993, and a tailings spill in
1996. The Petitioners sought orders requiring Barrick to
environmentally remediate the areas in and around the
mine site that were alleged to have sustained
environmental impacts.
On January 21, 2021, the Court of Appeals
granted an Intervention Motion introduced by the Province
of Marinduque (the “Province”) and admitted the Province’s
Petition-in-Intervention. In the Petition-in-Intervention, the
Province sought to expand the scope of relief sought within
the Writ of Kalikasan to include claims seeking rehabilitation and remediation of alleged maintenance and structural
integrity issues supposedly associated with Marcopper
mine infrastructure.
On April 4, 2025, Barrick and the Provincial
Government of Marinduque signed agreements to settle,
without admission of liability, all proceedings and claims
related to alleged environmental issues associated with the
Marcopper mine, subject to various conditions precedent,
including approval of the settlement by the Court of Appeals and certain confirmations by the Department of
Environment and Natural Resources. Once all conditions
are satisfied, Barrick will pay a settlement amount of
$100 million to the Province over three years. This amount
was recorded in Q1 2025. On October 3, 2025, the Court of
Appeals in the Philippines approved the settlement
agreement and dismissed the Writ of Kalikasan
proceedings against Barrick and Placer Dome with
prejudice. Certain additional conditions precedent remain
outstanding, including the issuance of confirmations by the
Department of Environment and Natural Resources.
North Mara – Ontario Litigation
On November 23, 2022, an action was commenced against
the Company in the Ontario Superior Court of Justice in
respect of alleged security-related incidents in the vicinity of the North Mara Gold Mine in Tanzania. The named plaintiffs
purport to have been injured, or to be the dependents of
individuals who were allegedly killed, by members of the
Tanzanian Police Force. The Statement of Claim asserts
Barrick Mining Corporation is legally responsible for the
actions of the Tanzanian Police Force, and that the
Company is liable for an unspecified amount of damages.
In February 2024, an additional action was
commenced against the Company in the Ontario Superior
Court of Justice on behalf of different named plaintiffs in
respect of alleged security-related incidents said to have
occurred in the vicinity of the North Mara Gold Mine. The
Statement of Claim in the second action is substantially
similar to the Statement of Claim issued in November 2022.
The Company believes the allegations in both claims are
without merit, including because the Tanzanian Police
Force is a sovereign police force that operates under its
own chain of command.
On November 26, 2024, the court granted
Barrick’s motion to dismiss both actions on the grounds that the Ontario Superior Court of Justice lacks jurisdiction and that Tanzania is a more appropriate forum in which to
litigate this matter. On December 27, 2024, the plaintiffs
appealed to the Court of Appeal for Ontario. The appeal
was heard on November 27, 2025. The Court of Appeal
reserved judgment and a decision remains pending.
Loulo-Gounkoto Mining Conventions Dispute
In 2023, the Government of the Republic of Mali initiated a
review of existing Conventions. As part of this process, the
Government of Mali demanded the mines become subject
to the Malian 2023 Mining Code, in direct violation of the
stability rights contained in the Conventions.
Beginning in 2023, the Government of Mali
initiated several fiscal and customs proceedings against
Somilo and Gounkoto, demanding payment of various
charges, taxes, duties, and other amounts from which they
were exempt. Barrick regularly engaged with the
Government of Mali to find a global settlement and in
October 2024, Barrick made a payment of FCFA 50 billion
($84 million) to advance those negotiations. Despite the
Company’s efforts, in November 2024, Somilo and
Gounkoto were restricted from exporting gold from Mali,
also in violation of the Conventions. At the same time, the
Government of Mali initiated meritless criminal proceedings
against the Company, its Malian subsidiaries, their offices
and directors and several employees, alleging violations of
exchange control regulations and threatening substantial
fines and imprisonment. These proceedings resulted in the
incarceration of four employees on November 25, 2024.
On December 18, 2024, after multiple good faith
attempts to resolve the dispute, Somilo and Gounkoto
submitted a request for arbitration to the International
Centre for the Settlement of Investment Disputes (ICSID) in
accordance with the provisions of their respective
Convention.
On January 2, 2025, an interim attachment order
was issued by the Senior Investigating Judges of the Pôle
National Économique et Financier (“Pôle Économique”)
against the existing gold stock on the site of the Loulo-
Gounkoto mining complex. On January 11, 2025, the gold
was removed from the site to a custodial bank. On January
14, 2025, due to the restrictions imposed by the
Government of Mali on gold shipments, the Company
announced that the Loulo-Gounkoto mining complex would
temporarily suspend operations. On June 16, 2025, the
Bamako Commercial Tribunal placed the Loulo-Gounkoto
complex under six months of provisional administration and
the Provisional Administrator assumed day to day
management of operations at the complex on June 23,
2025.
On November 24, 2025, Barrick announced that
an agreement with the Government of Mali had been
entered into to put an end to all disputes regarding Somilo
and Gounkoto, including the termination of the provisional
administration, the dropping of all charges against Barrick, its affiliates and employees and the release of the four
detained employees, the renewal of the Somilo Exploitation
Permit for a 10 year period, and the withdrawal of the ICSID

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OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
claims. A settlement payment of approximately FCFA
143 billion ($253 million) was made to the Government of
Mali on November 28, 2025, which was part of the global
settlement amount. Operational control was handed back to
Somilo and Gounkoto’s management on December 16,
2025, and the Loulo-Gounkoto complex is now producing
gold. The parties sought withdrawal of the ICSID arbitration on December 15, 2025 and the gold stock attached in
January 2025 was returned to Somilo and Gounkoto on
December 18, 2025. Other steps contemplated by the
November 24, 2025 agreement, including the 10-year
renewal of the Somilo Exploitation Permit, remain to be
completed. The Gounkoto Exploitation Permit is valid until
2042.

Pueblo Viejo - Amparo Actions
In May 2025, two constitutional actions were filed in an
administrative court in the Dominican Republic against
Pueblo Viejo Dominicana Jersey 2 Limited (PV), the joint
venture company that operates the Pueblo Viejo mine, and
the Dominican Ministry of Environment and Natural
Resources. The actions, styled as “amparo” remedies, were
brought by local individuals and environmental non-
governmental organizations seeking to suspend
construction of the mine’s new Naranjo tailings storage
facility and to revoke the underlying environmental license
for that facility on the basis of alleged environmental and
human rights concerns.
A hearing for the first amparo action was held on
September 2, 2025. The administrative court dismissed that
action on procedural grounds. The plaintiffs appealed the
dismissal to the constitutional court on October 6, 2025.
The appeal remains pending. On December 16, 2025, a
hearing was held for the second amparo action and the
plaintiffs voluntarily withdrew their claim. That matter is now closed. The Company believes there is no merit to the
remaining amparo action and intends to defend its position
vigorously.